Exhibit 2.1
EXECUTION COPY
STOCK PURCHASE AGREEMENT
by and among
OPEN SOLUTIONS INC.,
HUSKY ACQUISITION CORPORATION,
THE BISYS GROUP, INC.,
and
BISYS INC.
Dated as of September 15, 2005

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(continued)

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STOCK PURCHASE AGREEMENT
     THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of September 15, 2005, by and among OPEN SOLUTIONS INC., a Delaware corporation (the “Purchaser Parent”), HUSKY ACQUISITION CORPORATION, a Delaware corporation and a wholly-owned subsidiary of the Purchaser Parent (the “Purchaser”), THE BISYS GROUP, INC., a Delaware corporation (the “Seller Parent”) and BISYS INC., a Delaware corporation and a wholly-owned subsidiary of the Seller Parent (the “Seller”).
     WHEREAS, BIS LP Inc., a Delaware corporation and a wholly-owned subsidiary of the Seller (the “Company”), is engaged in the business of providing outsourced information and account processing services, asset-retention solutions, and specialized back-office services and check imaging solutions to banks, insurance companies and corporations (the “Business”);
     WHEREAS, the Seller owns all of the issued and outstanding shares of the common stock, no par value per share, of the Company (the “Shares”);
     WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, the Shares, upon the terms and subject to the conditions set forth in this Agreement; and
     NOW, THEREFORE, in consideration of the respective representations, warranties, covenants, and conditions contained in this Agreement, and to set forth the terms and conditions of the sale and purchase of the Shares, the parties agree as follows:
ARTICLE I
DEFINITIONS
     SECTION 1.01   Definitions.
     (a) As used in this Agreement, the following terms shall have the following meanings:
     “Action” means any complaint, claim, prosecution, indictment, action, suit, arbitration or proceeding by or before any Governmental Authority or arbitrator.
     “Affiliate” means, with respect to a specified Person, any other Person controlling, controlled by or under common control with such Person, including, in the case of the Purchaser Parent after the Closing, the Company and the Subsidiaries.
     “Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated, or unitary group defined under state, local, or foreign income Tax law).
     “Balance Sheet” means the unaudited consolidated balance sheet of the Company and the Subsidiaries as of June 30, 2005 included in the Financial Statements and attached hereto as

Schedule 1.01(a)-1; provided, that the categories of assets and liabilities set forth on Schedule 1.01(a)-2 shall not constitute assets and liabilities for purposes of the Balance Sheet.
     “Balance Sheet Net Working Capital” means the Company’s Net Working Capital as of June 30, 2005, as determined from the Balance Sheet, the amount of which is $5,000,000.
     “Business Day” shall mean any day, other than a Saturday, Sunday or a day on which banks located in New York, New York shall be authorized or required by law to close.
     “Business Employees” means (i) the current and, except for purposes of the definition of “Knowledge”, inactive (but only to the extent that such Person is entitled to any payments or benefits from the Company or a Subsidiary in respect of employment in the Business) full and part-time (if any) employees of the Company and the Subsidiaries, and (ii) the current employees of certain Affiliates of the Company (other than the Subsidiaries) who provide services to or for the Company and the Subsidiaries and who are identified on Schedule 1.01(b).
     “Closing” means the closing of the Transactions as provided in Section 2.04.
     “Closing Date” means the date on which the Closing shall occur, as provided in Section 2.04.
     “Code” means the Internal Revenue Code of 1986, as amended, and rules and regulations promulgated thereunder.
     “Confidentiality Agreement” means the Confidentiality Agreement dated January 17, 2005 between the Purchaser Parent and Bear, Stearns & Co., Inc. for itself and on behalf of the Seller Parent.
     “Contract” means any agreement, contract, obligation, promise, note, bond, mortgage, indenture, instrument, lease, franchise, license, permit, understanding, arrangement or undertaking (whether written or oral, express or implied) (each, including all amendments to each of them) that is legally binding.
     “Control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.
     “Damages” means actual losses, liabilities, damages or expenses, including reasonable fees and expenses of experts and counsel, but not including any punitive, exemplary, incidental, indirect, special or consequential damages, except to the extent that such damages are actually paid or payable by an Indemnified Party to a third Person pursuant to a Third Person Claim.
     “Disregarded Entity” means an entity that is disregarded an as entity separate from its owner under Treasury Regulation Section 301.7701-3(a).
     “Drop Dead Date” means December 31, 2005.

     “EEOC” means the United States Equal Employment Opportunity Commission.
     “Employee Benefit Plans” means collectively, the “employee benefit plans” (within the meaning of Section 3(3) of ERISA), including multiemployer plans within the meaning of Section 3(37) of ERISA, and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, agreements, programs, and other arrangements, whether or not subject to ERISA, (including any funding mechanism therefor now in effect or required in the future as a result of the Transaction or otherwise), whether formal or informal, oral or written, legally binding or not, under which (i) any Business Employee or current or former director, officer or consultant of the Company or the Subsidiaries has any present or future right to benefits and which are contributed to, sponsored by or maintained by the Seller, the Company, any Subsidiary, or any of their respective Affiliates, or (ii) the Company or any Subsidiary has any present or future liability.
     “Environmental Claim” means any written notice, claim, demand, action, suit, proceeding or other written communication by any Person alleging any violation of, or any actual or potential liability under, any Environmental Laws.
     “Environmental Laws” means all foreign, federal and state statutes, rules, regulations, ordinances, orders, decrees and common law relating to environmental contamination, pollution or the protection of the environment, natural resources or human health or safety as it relates to environmental protection.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “Federal Funds Rate” means for each day, the rate per annum (rounded upward, if necessary, to the nearest 1/100 of 1%), which is the weighted average of the rates on overnight federal funds transactions arranged on such day by federal funds brokers, computed and released by the Federal Reserve Bank of New York (or any successor). Any change in the Federal Funds Rate shall be effective immediately without notice or demand of any kind.
     “Financial Statements” means, collectively, the Balance Sheet and the related unaudited consolidated statement of income of the Company and the Subsidiaries for the year ended June 30, 2005, and the unaudited consolidated balance sheets of the Company and the Subsidiaries as of June 30, 2004 and June 30, 2003 and the related unaudited consolidated statements of income for the fiscal years then ended.
     “GAAP” means accounting principles generally accepted in the United States of America.
     “Governmental Authority” means any foreign, federal, state or local government, and any foreign, federal state or local governmental instrumentality, agency, authority or court.
     “Governmental Authorizations” means any license, permit (including occupancy permit), Order, franchise agreement, concession, grant, certificate, authorization, consent or any approval from a Governmental Authority, or termination or lapse of any waiting period with respect to a filing with a Governmental Authority (including the termination or lapse of the waiting period under the HSR Act), that is necessary to transfer the Shares pursuant to this Agreement or to permit the Company to operate the Business immediately after the Closing in substantially the same manner as the Company operated the Business immediately before the Closing.
     “Hazardous Materials” means all materials or substances regulated under any Environmental Laws, including petroleum, petroleum products, asbestos and polychlorinated biphenyls.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
     “Indebtedness” means the aggregate amount of the principal of, and accrued and unpaid interest and penalties on, all obligations for borrowed money, or any portion thereof, and all costs, expenses and other charges included therein, that is due and payable on or after the Closing Date.
     “Indemnified Party” means a party that has received notice or that has knowledge of any claim or the commencement of any Action for which such party may be entitled to indemnification under Article VIII.
     “Indemnifying Party” means a party that is required to indemnify any other party under Article VIII.
     “Intellectual Property” means any or all intellectual property rights of any kind, including any of the following, and all rights in, arising out of, or associated therewith: (i) all patents, patent applications, and all inventions and discoveries, whether or not patentable, technology, processes and invention disclosures; (ii) all computer software, applications, code and related items; (iii) all copyrights, copyrightable works, copyright registrations, and copyright applications relating to any media (including print, online or electronic); (iv) all trade names, logos, trademarks, and service marks, all registrations and applications therefor, and the goodwill associated therewith; (v) all web sites, website content and domain names (including registrations thereof); and (vi) all Trade Secret Information. For purposes of this Agreement, Intellectual Property and Company Intellectual Property do not include the name “BISYS” or any logo, trademark, trade name or service mark owned by the Seller or any of its Affiliates or used by the Company or any Subsidiary using the name “BISYS” or used together or associated with the name “BISYS,” or any rights with respect thereto.
     “Intercompany Accounts” consist of: (i) an intercompany account for corporate funded transactions, including payroll, payroll taxes, employee benefits, corporate-funded vendor payments in respect of multi-divisional services or products, and incentive and bonus payments; (ii) an intradivisional account for transactions in the ordinary course of business between or among subsidiaries of Seller Parent other than corporate-funded transactions; (iii) an intercompany line of credit account for amounts owed to or from Seller Parent by subsidiaries of Seller Parent in the ordinary course of business; (iv) an intercompany management fee account for allocation of corporate expenses to each of Seller Parent’s subsidiaries; and (v) an intercompany royalty fee account for the use of Seller Parent’s trademarks and service marks by subsidiaries of Seller Parent.
     “Intercompany Balances” means any and all intercompany balances (including, without limitation, Indebtedness and all other liabilities) between the Company or any Subsidiary, on the one hand, and the Seller and its Affiliates (other than the Company and the Subsidiaries), on the other hand, arising from transactions of any kind between or among the Company or the Subsidiaries and any of their respective Affiliates, whether shown on the Balance Sheet or arising after the date of the Balance Sheet. Such intercompany balances are reflected in the Intercompany Accounts.
     “Knowledge” in the case of the Seller Parent and the Seller means the knowledge of the Persons identified on Schedule 1.01(c) after reasonable inquiry of Business Employees who would reasonably be expected to have actual knowledge of the matters in question, and in the case of the Purchaser means the knowledge of the Persons identified on Schedule 1.01(d) after reasonable inquiry of employees of the Purchaser who would reasonably be expected to have actual knowledge of the matters in question.
     “Laws” means any Order or any ordinance, regulation, statute, permit, license, certificate or award of any Governmental Authority.
     “Lien” or “Liens” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest, encumbrance, restriction, or other adverse claim of any kind with respect to such asset.
     “Material Adverse Effect” means an effect, event, occurrence, state of facts, or development that is or would reasonably be expected to be, in each case, individually or together with any other effect, event, occurrence, state of facts, or development, materially adverse, (i) as to the Company, to the assets, liabilities, financial condition or results of operations of the Company and the Subsidiaries taken as a whole or (ii) as to a party to this Agreement, on the ability of such party to perform its obligations under the Agreement or consummate the Closing; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or shall be, a Material Adverse Effect to the extent such changes or effects do not result from or relate to or are not exacerbated by any failure to comply with any Law by any of the Seller and its Affiliates: any adverse change, effect, event, occurrence, state of facts, or development caused by (A) the execution and delivery of this Agreement by the parties hereto, or the public announcement of the identity of the Purchaser or the Transactions; (B) conditions affecting the industry in which the Company or any Subsidiary participates, the United States economy as a whole, or the capital markets in general which do not disproportionately impact the Company and the Subsidiaries taken as a whole; (C) an act of terrorism, or an escalation of war, or hostilities involving the United States which do not disproportionately impact the Company and the Subsidiaries taken as a whole; or (D) a change in GAAP after the date of this Agreement which does not disproportionately impact the Company and the Subsidiaries taken as a whole.
     “Net Working Capital” means the difference of the consolidated current assets of the Company and the Subsidiaries minus the consolidated current liabilities of the Company and the

Subsidiaries, in each case determined as of the Closing Date in accordance with GAAP, provided that the amount of Intercompany Balances shall be excluded from the consolidated current assets and consolidated current liabilities, as applicable, of the Company and the Subsidiaries; provided, that the categories of assets and liabilities set forth on Schedule 1.01(a)-2 shall not constitute assets and liabilities for purposes of Net Working Capital.
     “Order” means any judgment, decision, order, injunction, decree, writ, permit or license of any Governmental Authority or any arbitrator.
     “Permitted Liens” means (i) statutory liens for current Taxes and other charges and assessments by any Governmental Authority that are not yet due and payable or are being contested in good faith and have been reserved for on the financial books and records of the Company or any of the Subsidiaries, (ii) mechanics, materialmen’s, and similar liens that can be satisfied by a payment of cash to the lienholders, (iii) rights reserved to any Governmental Authority to regulate the affected assets, including zoning laws and ordinances, (iv) as to real property interests, including leasehold interests, any easements, rights-of-way, servitudes, permits, restrictions, and minor imperfections or irregularities in title that do not, individually or in the aggregate, interfere with the ability to own, use or operate such real property, (v) purchase money liens and liens securing rental payments under any capital lease arrangements that are reflected in the Balance Sheet as a liability or disclosed in notes to the Balance Sheet, and (vi) notice filings with respect to equipment leases or other leases of personal property.
     “Person” means any individual, any entity or any unincorporated organization, including a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture or a Governmental Authority.
     “Premises” means all real property leased or subleased by or occupied by the Company in the conduct of the Business.
     “Release” shall have the meaning provided under 42 U.S.C. Section 9601 (22) but without giving effect to sections (A) and (C) of that definition.
     “Required Consent Contract” means any Contract that requires the consent of another party to such Contract upon a change in control of the Company as is provided for in this Agreement.
     “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
     “Severance Benefits Expenses” means the aggregate amount payable to any Business Employees, whether before, on or after the Closing, with respect to severance benefits or any other change of control or “purchaser” benefits or payments in connection with the consummation of the Transaction.
     “Subsidiaries” means the entities set forth on Schedule 1.01(e).
     “Subsidiary Interests” means the outstanding shares of the capital stock, limited liability company membership interests or partnership interests, as applicable, of the Subsidiaries.

     “Tax” and “Taxes” mean (i) all United States federal, state, local or foreign taxes, charges, fees, levies, or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, withholding, payroll, employment, excise, severance, stamp, occupation, occupancy, value added, alternative add-on minimum, license transaction, property, estimated or other taxes, customs, duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (including any federal, state or other Governmental Authority), (ii) any obligations under any agreements or arrangements with any Person with respect to the liability for, or sharing of, Taxes, including pursuant to Treasury Regulation § 1.1502-6 or comparable provisions of state, local or foreign Tax law, and (iii) any liability for Taxes as a transferee or successor, by contract, or otherwise.
     “Tax Returns” means returns, declarations, reports, estimates, information returns and statements in respect of Taxes (including any attached schedules) and amendments thereto.
     “Third Person Claim” means a claim by, or an Action instituted by, a Person not a party to this Agreement or not an Affiliate of a party to this Agreement.
     “Trade Secret Information” means know-how, trade secrets, confidential information, customers lists, data, databases and technical information and all rights in, arising out of or associated therewith.
     “Transaction Documents” means this Agreement and the other agreements, certificates and documents contemplated in this Agreement and the other Transaction Documents.
     “Transaction Related Expenses” means the aggregate amount of all fees, costs, charges, obligations and expenses payable to Bear, Stearns & Co. Inc., Drinker Biddle & Reath LLP and any other banker, counsel, accountant, advisor, consultant, agent or representative retained by or on behalf of the Company or any of the Subsidiaries, in each case, relating to the sale of the Company, the Subsidiaries and the Business, including the preparation, negotiation, execution and delivery of this Agreement and the Transaction Documents and the consummation of the Transactions. Transaction Related Expenses also shall include amounts paid or payable to any officer, director, employee, consultant, stockholder, agent or other representatives of the Company or any of the Subsidiaries contingent upon the consummation of the Transactions, including Severance Benefits Expenses payable to William Neville, James J. Guidici, William L. Johnson and Mark Ryan (the “Top Managers”); provided, however, Transaction Related Expenses shall not include Severance Benefits Expenses payable to Business Employees other than the Top Managers.
     “Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents.
     (b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
“Affiliate Contracts”	3.17(b)
“Aggregate Change in EBITDA”	2.03(b)(i)
“Agreement”	Preamble

Term	Section
“Average Change in EBITDA”	2.03(b)(ii)
“Base Consideration”	2.02
“Basket”	8.03(a)
“BISYS Marks”	5.17(c)
“Business”	Recitals
“Cap”	8.03(b)
“Closing Date Balance Sheet”	2.03(d)(i)
“Closing Date Net Working Capital Statement”	2.03(d)(i)
“Company”	Recitals
“Company Contracts”	3.17(a)
“Company Intellectual Property”	3.10(c)
“Competitive Activities”	5.15(a)
“EBITDA”	2.03(b)
“Estimated Closing Date Balance Sheet”	2.03(a)(i)
“Estimated Closing Date Net Working Capital”	2.03(a)(i)
“Estimated Closing Date Net Working Capital Statement”	2.03(a)(i)
“Estimated Purchase Price”	2.03(c)
“Final Closing Date Net Working Capital”	2.03(d)(ii)
“Final Closing Date Net Working Capital Statement”	2.03(d)(ii)
“Five Year Period”	2.03(b)
“Insurance Policies”	3.20
“IP Licenses”	3.10(b)
“Issuer”	5.02(e)
“Minimum Claim Amount”	8.03(a)
“Neutral Accountant”	2.03(d)(ii)
“Objection Notice”	2.03(d)(ii)
“PBGC”	3.12(e)
“Permitted Goods and Services”	5.15(a)
“Phase-Out Period”	5.17(c)
“Property Leases”	3.13(b)
“Purchase Price”	2.02
“Purchaser”	Preamble
“Purchaser Indemnified Parties”	8.01
“Purchaser Parent”	Preamble
“Purchaser Plans”	5.08(c)
“SEC”	5.02(e)
“Restatement”	2.03(b)
“Restatement Adjustment”	2.03(b)(iv)
“Restatement Adjustment Certificate”	2.03(b)
“Section 338(h)(10) Election”	6.03
“Seller”	Preamble
“Seller Indemnified Parties”	8.02
“Seller Parent”	Preamble
“Shared Assets and Services”	5.17(a)

Term	Section
“Shares”	Recitals
“Straddle Period”	6.01(a)
“Three Year Period”	2.03(b)
“Transferred Employee”	5.08(a)
“Transition Services Agreement”	2.04(d)
“Wachovia Commitment”	4.05
“Warranty Claims”	3.30
     (c) Except as otherwise provided or if the context otherwise requires, whenever used in this Agreement, (i) any noun or pronoun shall be deemed to include the plural and the singular, (ii) the terms “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation,” (iii) the word “or” shall be inclusive and not exclusive, (iv) unless the context otherwise requires, all references to Articles and Sections refer to Articles and Sections of this Agreement, all references to Schedules are to Schedules attached to this Agreement, and all references to Exhibits are to Exhibits attached to this Agreement, each of which is made a part of this Agreement for all purposes, (v) the phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available, (vi) the phrases “the date of this Agreement”, “the date hereof”, and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date first written above, (vii) the terms “hereof”, “herein”, and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all Schedules hereto) and not to any particular provision of this Agreement, (viii) unless otherwise specified herein, all references to any period of days shall be deemed to be the relevant number of calendar days, (ix) the terms “dollars” or “$” means United States dollars and (x) the term “cash” means dollars in immediately available funds. The parties have jointly participated in the negotiating and drafting of this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provisions of this Agreement.
ARTICLE II
PURCHASE AND SALE OF SHARES
     SECTION 2.01   The Transactions. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Purchaser shall purchase from the Seller, and the Seller shall sell, convey, assign, transfer and deliver to the Purchaser, the Shares free and clear of any Liens against the payment by Purchaser to the Seller of an amount in cash equal to the Purchase Price.
     SECTION 2.02   Purchase Price. The “Base Consideration” for the Shares under this Agreement shall be the amount equal to Four Hundred Seventy Million Dollars ($470,000,000). The Base Consideration as it may be adjusted pursuant to Section 2.03, shall be the “Purchase Price” under this Agreement.
     SECTION 2.03   Purchase Price Adjustments

     (a) Net Working Capital Closing Adjustment.
          (i) The Seller shall deliver to the Purchaser before the Closing Date, and shall use its commercially reasonable efforts to make such delivery not less than three (3) Business Days before the scheduled Closing Date, (A) an unaudited estimated consolidated Balance Sheet of the Company and the Subsidiaries as of the Closing, which Balance Sheet shall be prepared by the Seller in accordance with GAAP consistently applied using the same accounting principles, procedures, policies and methods that were used to prepare the Balance Sheet (including the exclusion of footnotes), except as described on Schedule 1.01(a)-2 (the “Estimated Closing Date Balance Sheet”), and (B) a written statement setting forth the Seller’s estimate of the Net Working Capital immediately prior to the Closing, which statement shall be prepared in accordance with GAAP consistently applied using the same accounting principles, procedures, policies, and methods that were used to prepare the Balance Sheet (including the exclusion of footnotes), except as described on Schedule 1.01(a)-2 (the “Estimated Closing Date Net Working Capital Statement”); provided, however, that if there is any discrepancy between the accounting principles, procedures, policies, and methods that were used to prepare the Balance Sheet and the accounting principles, procedures, policies, and methods that were used to prepare the Restatement Adjustment Certificate, the accounting principles, procedures, policies, and methods that were used to prepare the Restatement Adjustment Certificate shall be used to prepare the Estimated Closing Date Balance Sheet and the Estimated Closing Date Net Working Capital Statement with respect to such discrepancy, except that for purposes of calculating Net Working Capital immediately prior to the Closing under this Section 2.03(a)(i), deferred revenue and accrued liabilities with respect to existing lease obligations shall be accounted for consistent with the accounting principles, procedures, policies and methods that were used to prepare the Balance Sheet. If the Purchaser has any disagreement with the Estimated Closing Date Balance Sheet or Estimated Closing Date Net Working Capital Statement, the Purchaser shall promptly notify the Seller of any such disagreement and the Seller and the Purchaser shall use good faith efforts to resolve any such disagreement within three Business Days of the Purchaser so notifying the Seller. The estimated Net Working Capital set forth in the Estimated Closing Date Net Working Capital Statement shall be the “Estimated Closing Date Net Working Capital.”
          (ii) If the Estimated Closing Date Net Working Capital is:
(A)	greater than the Balance Sheet Net Working Capital, the Base Consideration shall be increased by a dollar amount equal to the difference between the Estimated Closing Date Net Working Capital and the Balance Sheet Net Working Capital; or

(B)	less than the Balance Sheet Net Working Capital, the Base Consideration shall be decreased by a dollar amount equal to the difference between the Balance Sheet Net Working Capital and the Estimated Closing Date Net Working Capital; or

(C)	equal to the Balance Sheet Net Working Capital, the Base Consideration shall not be adjusted.

     (b) Restatement Adjustment. The parties hereto acknowledge that the Seller Parent has publicly announced that it shall restate certain of its historical consolidated financial statements (the “Restatement”). The parties hereto further acknowledge that the Restatement is expected to affect the historical results of operations of the “Information Services Segment” of the Seller Parent, which is solely comprised of the Seller, the Company and the Subsidiaries, and is further expected to affect the results of operations of the Company and the Subsidiaries for fiscal years ending after the Closing Date. Within ten (10) days after the public announcement by the Seller Parent of the completion of the Restatement, but in no event later than fifteen (15) days prior to the Closing Date, the Seller shall deliver to the Purchaser a certificate (the “Restatement Adjustment Certificate”) signed by the Chief Financial Officer of the Seller Parent, setting forth in reasonable detail (i) a calculation of the amount of (x) the actual average change, if any, in the consolidated earnings before interest, tax, depreciation and amortization of the Company and the Subsidiaries (“EBITDA”) over the twelve-month periods ending June 30, 2003, June 30, 2004 and June 30, 2005 (collectively, the “Three Year Period”) and (y) the projected average change, if any, in EBITDA over the twelve-month periods ending June 30, 2006 and June 30, 2007 (collectively and together with the Three Year Period, the “Five Year Period”) which shall result from the Restatement based solely on facts and circumstances known to Seller Parent as of the date of the Restatement. The Restatement Adjustment Certificate shall be prepared in good faith by the Seller and shall be in form and substance reasonably satisfactory to the Purchaser, and if the Purchaser has any disagreement with the Restatement Adjustment Certificate, the Purchaser shall notify the Seller in writing of any such disagreement and the Seller and the Purchaser shall use good faith efforts to resolve any such disagreement within three (3) Business Days of the Purchaser so notifying the Seller. During the period preceding and following the delivery of the Restatement Adjustment Certificate, to the extent reasonably necessary, the Seller Parent and the Seller shall, and shall cause the Company, the Subsidiaries and any other Affiliates of the Seller Parent to, (A) provide the Purchaser Parent and the Purchaser and the Purchaser Parent’s and the Purchaser’s authorized representatives with reasonable access to the financial books and records of the Company and the Subsidiaries, (B) provide the Purchaser Parent and the Purchaser as promptly as practicable with financial information for the Company and the Subsidiaries for the Five Year Period, and (C) cooperate fully with the Purchaser Parent and the Purchaser and the Purchaser Parent’s and the Purchaser’s authorized representatives in connection with their review of such information. Such actual and projected average change in EBITDA over the Five Year Period and the adjustment to the Base Consideration related thereto shall be calculated as follows:
          (i) the actual and projected increase or decrease in EBITDA for each of the years in the Five Year Period shall be added, and adjusted to exclude any increase or decrease in EBITDA for the twelve (12) month period ended June 30, 2005 not related to any changes in the timing of deferred revenue and accrued liabilities with respect to existing lease obligations. The sum of such addition and adjustment shall be the “Aggregate Change in EBITDA”;
          (ii) the Aggregate Change in EBITDA shall be divided by a factor of 5, and the quotient of such division plus the effect, if any, of any increase or decrease in EBITDA for the twelve (12) month period ended June 30, 2005 not related to any changes in the timing of deferred revenue and accrued liabilities with respect to existing lease obligations shall be the “Average Change in EBITDA”;

          (iii) if the Average Change in EBITDA is 0 or a positive number or a negative number not greater than ($500,000), there shall be no adjustment to the Base Consideration; and
          (iv) if the Average Change in EBITDA is a negative number greater than ($500,000), the amount of the Average Change in EBITDA, expressed as a positive number, shall be multiplied by a factor of 8. The product of such multiplication shall constitute the “Restatement Adjustment”, and the Base Consideration shall be reduced by the amount of the Restatement Adjustment; provided, however, that the amount of the Restatement Adjustment shall not be greater than $15,000,000.
For the avoidance of doubt, nothing in this Section 2.03(b) shall effect the Balance Sheet in any manner.
     (c) Adjustment to Estimated Purchase Price. The Base Consideration, as it may be adjusted pursuant to Section 2.03(a) and Section 2.03(b) shall be the “Estimated Purchase Price,” which Estimated Purchase Price shall be payable to the Seller at the Closing in accordance with Section 2.04.
     (d) Post-Closing Adjustment.
          (i) As promptly as reasonably practicable, but in any event not later than 60 days after the Closing Date, the Purchaser shall deliver to the Seller (A) an unaudited consolidated balance sheet of the Company and the Subsidiaries as of the Closing, which balance sheet shall be prepared in accordance with GAAP from the books and records of the Company and the Subsidiaries using the same accounting principles, procedures, policies, and methods that were used to prepare the Balance Sheet (including the exclusion of footnotes), except as described on Schedule 1.01(a)-2 (the “Closing Date Balance Sheet”) and (B) a written statement of the Net Working Capital (the “Closing Date Net Working Capital Statement”); provided, however, that if there is any discrepancy between the accounting principles, procedures, policies, and methods that were used to prepare the Balance Sheet and the accounting principles, procedures, policies, and methods that were used to prepare the Restatement Adjustment Certificate, the accounting principles, procedures, policies, and methods that were used to prepare the Restatement Adjustment Certificate shall be used to prepare the Closing Date Balance Sheet and the Closing Date Net Working Capital Statement with respect to such discrepancy, except that for purposes of calculating Net Working Capital immediately prior to the Closing under this Section 2.03(d), deferred revenue and accrued liabilities with respect to existing lease obligations shall be accounted for consistent with the accounting principles, procedures, policies and methods that were used to prepare the Balance Sheet.
          (ii) The Closing Date Balance Sheet and the Closing Date Net Working Capital Statement (and the Closing Date Net Working Capital set forth therein) shall be final and binding on the parties unless, within 15 days after delivery thereof to the Seller, written notice is given by the Seller to the Purchaser of its objection, setting forth in reasonable detail the Seller’s basis for objection (the “Objection Notice”). If the Objection Notice is given, the Purchaser and the Seller shall consult with each other in good faith with respect to the objection. If the Purchaser and the Seller are unable to reach agreement within 30 days after the Objection Notice has been given, the dispute shall be submitted, as promptly as reasonably practicable, for resolution to Deloitte & Touche LLP, or such other nationally-recognized accounting firm that is acceptable to the Purchaser and the Seller (the “Neutral Accountant”). The Purchaser and the Seller agree to execute, if requested by the Neutral Accountant, a reasonable engagement letter with the Neutral Accountant. The Neutral Accountant shall make a determination, based solely on presentations by the Seller and the Purchaser and not by independent review, as to (and only as to) each of the items in dispute, and shall be instructed that, in resolving such items in dispute, it must select a position with respect to the Closing Date Balance Sheet and the Closing Date Net Working Capital Statement that is either exactly the Purchaser’s position with respect to the Closing Date Balance Sheet and the Closing Date Net Working Capital Statement or exactly the Seller’s position with respect to the Closing Date Balance Sheet and the Closing Date Net Working Capital Statement, or that is between such position of the Purchaser and such position of the Seller. The Neutral Accountant shall furnish its determination as to the items in dispute (which determination shall have been made in accordance with this Agreement) to the Seller and to the Purchaser in writing together with a revised version of the Closing Date Net Working Capital Statement, which shall have been revised by the Neutral Accountant to reflect its determination. The determination of the Neutral Accountant and the revised version of the Closing Date Net Working Capital Statement reflecting the Neutral Accountant’s determination shall be final, conclusive and binding upon, and non-appealable by, the Purchaser and the Seller. In connection with its determination of the disputed items, the Neutral Accountant shall be entitled to rely upon the accounting records and similar materials prepared in connection with the Estimated Closing Date Balance Sheet, the Estimated Closing Date Net Working Capital Statement, the Closing Date Balance Sheet, and the Closing Date Net Working Capital Statement. All fees and expenses relating to the work, if any, to be performed by the Neutral Accountant will be allocated between the Purchaser and the Seller in the same proportion that the aggregate amount of the disputed items so submitted to the Neutral Accountant that is unsuccessfully disputed by each such party (as finally determined by the Neutral Accountant) bears to the total amount of such disputed items so submitted. The Purchaser and the Seller shall each use reasonable efforts to cause the Neutral Accountant to render its decision as soon as reasonably practicable (but in no event later than thirty (30) days following the expiration of the 30-day period provided above for the Purchaser and the Seller to resolve disputes before submission to the Neutral Accountant), including by promptly complying with all reasonable requests by the Neutral Accountant for information, books, records, and similar items. The Closing Date Net Working Capital Statement as finally determined pursuant to this Section 2.03(d) shall be referred to as the “Final Closing Date Net Working Capital Statement,” and the Closing Date Net Working Capital as set forth in the Final Closing Date Net Working Capital Statement shall be the “Final Closing Date Net Working Capital.”
          (iii) During the period following the delivery of the Closing Date Balance Sheet until the Final Closing Date Net Working Capital Statement is finally determined, to the extent reasonably necessary, the Purchaser shall and shall cause the Company and any other Affiliates of the Purchaser to (A) provide the Seller and the Seller’s authorized representatives with reasonable access to the financial books and records of the Company and the Subsidiaries, (B) provide the Seller as promptly as practicable after the delivery of the Closing Date Balance Sheet with financial information for the Company for the period ending on the Closing Date, and (C) cooperate fully with the Seller and the Seller’s authorized representatives.
          (iv) If the Final Closing Date Net Working Capital is:

(A)	greater than the Estimated Closing Date Net Working Capital, the Purchaser shall pay to the Seller a dollar amount equal to the difference between the Final Closing Date Net Working Capital and the Estimated Closing Date Net Working Capital, plus interest on such amount at the Federal Funds Rate from the Closing Date through the date of payment; or

(B)	less than the Estimated Closing Date Net Working Capital, the Seller shall pay to the Purchaser a dollar amount equal to the difference between the Estimated Closing Date Net Working Capital and the Final Closing Date Net Working Capital, plus interest on such amount at the Federal Funds Rate from the Closing Date through the date of payment; or

(C)	equal to the Estimated Closing Date Net Working Capital, no payment shall be required to be made pursuant to this Section 2.03(d)(iv).
     (e) Any amounts (i) required to be paid pursuant to Section 2.03(d) by the Purchaser shall be paid by wire transfer of immediately available funds to the account or accounts specified by the Seller in writing, or (ii) required to be paid by the Seller pursuant to Section 2.03(d) shall be paid by wire transfer of immediately available funds to an account or accounts designated by the Purchaser in writing, in each case within five (5) Business Days after the Final Closing Date Net Working Capital is determined in accordance with Section 2.03(d).
     SECTION 2.04   Closing. The Closing shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, at 10:00 a.m. on the third Business Day following the date on which the conditions set forth in Article VII shall be satisfied or waived by the party entitled to the benefit of such condition (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), or at such other time or place as the parties may mutually agree. The Closing shall be effective as of 12:01 a.m. on the Closing Date. At the Closing:
     (a) the Seller shall deliver to the Purchaser certificates for the Shares, duly endorsed or accompanied by stock powers duly endorsed in blank for transfer, with any required transfer stamps affixed thereto;
     (b) the Purchaser shall deliver to Seller cash in an amount equal to the Estimated Purchase Price by wire transfer of immediately available funds to an account or accounts designated by the Seller by notice given to the Purchaser not later than the Business Day immediately prior to the Closing Date;
     (c) the Seller shall deliver to the Purchaser the resignations of all of the directors of the Company and those officers of the Company as shall be requested by the Purchaser;
     (d) the Purchaser shall deliver to the Seller a counterpart of the Transition Services Agreement substantially in the form of Exhibit A attached hereto (the “Transition Services Agreement”), duly executed by the Purchaser;

     (e) the Seller shall deliver to the Purchaser counterparts of the Transition Services Agreement, duly executed by the Seller Parent and the Seller; and
     (f) the Purchaser Parent, the Purchaser, the Seller Parent and the Seller shall deliver such certificates, agreements and other documents required to be delivered by each such party hereto pursuant to Article VII.
     SECTION 2.05   Further Assurances. From time to time, as and when requested by any party hereto and at such party’s expense, the other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as the requesting party may reasonably deem necessary or desirable to evidence and effectuate the Transactions.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE SELLER
PARENT AND THE SELLER
     The Seller Parent and the Seller hereby jointly and severally represent and warrant to the Purchaser and the Purchaser Parent, knowing and intending that the Purchaser Parent and the Purchaser is relying hereon in entering into the Transactions, as follows:
     SECTION 3.01   Authority Relative to Agreement. Each of the Seller Parent and the Seller has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement and the other Transaction Documents to which it is a party, and each of the Company and the Subsidiaries has the requisite power and authority to enter into and to perform its obligations under any Transaction Documents to which it is a party. Each of the Seller Parent and the Seller has the corporate power and authority to consummate the Transactions, including the sale, assignment, transfer and conveyance of the Shares pursuant to this Agreement, and the Company and the Subsidiaries have the corporate power and authority to consummate the transactions contemplated by any Transaction Document to which they are a party. The execution, delivery and performance of this Agreement and any other Transaction Documents by the Seller Parent, the Seller, the Company and the Subsidiaries, as the case may be, and the consummation by the Seller Parent, the Seller and the Company of the Transactions, have been duly authorized by all necessary corporate action on the part of the Seller Parent, the Seller, the Company and the Subsidiaries, and no other corporate action on the part of the Seller Parent, the Seller, the Company or the Subsidiaries is necessary to authorize the execution, delivery and performance of the Transaction Documents and the consummation of the Transaction.
     SECTION 3.02   Capitalization; Title to Shares. The Seller owns of record and beneficially, and, subject to the terms of this Agreement, shall transfer and deliver to the Purchaser at the Closing, good and valid title to the Shares, free and clear of all Liens. The Shares constitute all of the issued and outstanding capital stock of the Company, and have been duly authorized, validly issued and are fully paid and nonassessable. The Company has an authorized capitalization consisting of 3,000 shares of common stock, no par value per share, of the Company. There are no outstanding subscriptions, warrants, convertible securities, obligations, options, or rights entitling others to acquire capital stock of or equity or voting interest in the Company, or any outstanding securities, options, warrants, rights, or other instruments convertible into or exchangeable or exercisable for capital stock of the Company. None of the Seller Parent, the Seller, the Company or any Affiliate thereof is a party to any shareholders agreement, buy-sell, or similar agreement, redemption or similar agreement, proxy, voting trust, or other Contract or arrangement affecting the Shares. There are no equity securities of the Company reserved for issuance nor are there any outstanding bonds, debentures, notes or other evidences of Indebtedness having the right to vote on any matters on which the stockholders of the Company may vote.
     SECTION 3.03   Execution and Performance of Agreement; Validity and Binding Nature. This Agreement has been, and each of the Transaction Documents to be executed and delivered by each of the Seller Parent, the Seller, the Company and the Subsidiaries will be, duly executed and delivered by the Seller Parent, the Seller, the Company and the Subsidiaries, as applicable, and this Agreement is, and each of the Transaction Documents, when duly executed and delivered by all parties whose execution and delivery thereof is required, shall be, the legal, valid, and binding obligations of the Seller Parent, the Seller, the Company and the Subsidiaries, as applicable, enforceable against the Seller Parent, the Seller, the Company and the Subsidiaries, as applicable, in accordance with their respective terms, except to the extent that enforceability may be limited by bankruptcy, receivership, moratorium, conservatorship, reorganization, or other Laws of general application affecting the rights of creditors generally or by general principles of equity.
     SECTION 3.04   Non-Contravention. Neither the execution and delivery of this Agreement or any other Transaction Documents nor the consummation of the Transactions will (a) violate, breach, or be in conflict with any provisions of the certificate of incorporation or by-laws of the Seller Parent, the Seller, the Company or any of the Subsidiaries, (b) result in the creation or imposition of any Lien upon the property, rights or assets of the Company or any of the Subsidiaries, (c) subject to the obtaining of the consents set forth on Schedule 3.04, conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any Contract to which any of the Seller Parent, the Seller, the Company or any of the Subsidiaries is a party or by which it is bound or to which any of its assets is subject, or (d) violate any Law or Order to which the Seller Parent, the Seller, the Company or any of the Subsidiaries, or by which any of their respective properties or assets may be bound is subject.
     SECTION 3.05   Organization, Standing, and Qualification.
     (a) Each of the Seller Parent and the Seller is a corporation, duly incorporated, validly existing, and in good standing under the laws of the State of Delaware.
     (b) The Company is a corporation, duly incorporated, validly existing, and in good standing under the laws of the State of Delaware and has the corporate power and lawful authority to own and hold its properties and conduct the Business as now owned, held, and conducted in Delaware and the other states (or other jurisdictions) in which it is required to qualify to do business. The Company is qualified and in good standing in all states (or other jurisdictions) in which such qualification is required by reason of the nature or extent of the Business conducted by the Company in such states, except where the failure to be so qualified in such states (and other jurisdictions) would not reasonably be expected to have a Material Adverse Effect with respect to the Company.
     (c) Each Subsidiary is a corporation, limited liability company, or limited partnership, as indicated on Schedule 3.05(c)-1, duly incorporated or formed, as applicable, validly existing and in good standing under the laws of the state of its incorporation or formation, as applicable, and has the corporate, limited liability company, or limited partnership, as applicable, power and lawful authority to own and hold its properties and conduct its business as now owned, held, and conducted in the state of its incorporation or formation, as applicable, and the other states (or other jurisdictions) in which it is qualified to do business. Each Subsidiary is qualified and in good standing in all states (or other jurisdictions) in which such qualification is required by reason of the nature and extent of the Business conducted by such Subsidiary in such states (or other jurisdictions), except where the failure to be so qualified in such states (and other jurisdictions) would not reasonably be expected to have a Material Adverse Effect with respect to the Company. Such states (and other jurisdictions) are disclosed in Schedule 3.05(c)-2.
     SECTION 3.06   Subsidiaries. The Company owns of record and beneficially good and valid title to the Subsidiary Interests, free and clear of all Liens. Except for the Subsidiaries, the Company does not own any capital stock or other equity securities of or equity or voting interest in any Person. The Company is not under any obligation to acquire any securities from any Person. The Subsidiary Interests constitute all of the issued and outstanding equity interests of the Subsidiaries and have been duly authorized validly issued and are fully paid and nonassessable. There are no outstanding subscriptions, warrants, convertible securities, obligations, options, or rights entitling others to acquire equity or voting interests of any Subsidiary, or any outstanding securities, options, warrants, rights or other instruments convertible into or exchangeable for equity or voting interests of any Subsidiary. Except as listed in Schedule 3.06, none of the Subsidiaries is a party to any shareholders agreement, limited partnership agreement, limited liability company operating agreement, buy-sell or similar Contract or arrangement affecting the Subsidiary Interests. There are no equity securities of any Subsidiary reserved for issuance nor are there any outstanding bonds, debentures, notes or other evidences of Indebtedness having the right to vote on any matters. There are no restrictions of any kind which prevent or restrict the payment of dividends or other distributions by any of the Subsidiaries other than those imposed by the Laws of general applicability of their respective jurisdictions of organization.
     SECTION 3.07   Organizational Documents. True and complete copies of the Articles of Incorporation and By-Laws of the Company (together with all amendments thereto) and true and complete copies of the constitutive documents of each of the Subsidiaries (together with all amendments thereto) have been made available to the Purchaser.
SECTION 3.08   Financial Statements
     (a) The Seller has delivered true and complete copies of the Financial Statements to the Purchaser. The Financial Statements have been prepared from the books and records of the Company and the Subsidiaries as prepared in the ordinary course of the Business. Except as disclosed in Schedule 3.08(a), the Financial Statements, including footnotes thereto, have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, and present fairly, in all material respects, the consolidated financial position of the Company and the Subsidiaries as of their respective dates and the consolidated results of operations of the Company and the Subsidiaries for the periods covered thereby and the changes in their financial position for the periods indicated.
     (b) Neither the Company nor the Subsidiaries has any obligations or liabilities (whether accrued, absolute, contingent, or otherwise, whether due or to become due and regardless of when or by whom asserted), except (i) liabilities incurred in the ordinary course of the Business consistent with past practice since June 30, 2005, (ii) liabilities reflected on the Balance Sheet or the notes thereto consistent with past practice and (iii) liabilities otherwise expressly disclosed on Schedule 3.08(b). The Company and the Subsidiaries have no Indebtedness that does not constitute an Intercompany Balance.
     SECTION 3.09   Books and Records. The books of account, minute books, equity interest record books, and other records of the Company and each of the Subsidiaries, all of which have been made available to the Purchaser, are complete and correct in all material respects. At the Closing, all of such books and records will be in possession of the Company. Prior to the date hereof, the Seller Parent has made available to the Purchaser true and complete copies of all documentation representing the Seller Parent’s, the Seller’s, the Company’s and the Subsidiaries’ efforts to prepare to comply with Section 404 of the Sarbanes-Oxley Act of 2002.
     SECTION 3.10   Intellectual Property.
     (a) Schedule 3.10(a) sets forth a list of all registrations and applications therefor with respect to Intellectual Property that is owned by the Company or a Subsidiary other than Trade Secret Information.
     (b) Schedule 3.10(b) sets forth a list of all Intellectual Property that is not owned by the Company or a Subsidiary and that is used by the Company or a Subsidiary in the Business (other than (i) commercially available desktop computer software programs licensed non-exclusively under “shrink wrap” or other comparable standard form licenses, (ii) software relating solely to administrative or clerical functions, and (iii) software having an initial or replacement value of less than $50,000) and a list of each license or other Contract under which any such Company Intellectual Property is used by the Company or a Subsidiary (the “IP Licenses”).
     (c) Except as disclosed in Schedule 3.10(c), the Company or a Subsidiary possesses all right, title and interest in or has the right to use all Intellectual Property used or held by the Company in the conduct of its Business as presently conducted, including, without limitation, the Intellectual Property set forth on Schedule 3.10(a) and Schedule 3.10(b) (“Company Intellectual Property”), free and clear of all Liens other than Permitted Liens, and, giving effect to any consents set forth on Schedule 3.10(c), the execution, delivery and performance of this Agreement shall not affect or alter the right of the Company or a Subsidiary to use any Company Intellectual Property nor result in the levying of any fees, costs or penalties against the Company or a Subsidiary.

     (d) To the Knowledge of the Seller, the use of Company Intellectual Property by the Company or a Subsidiary does not infringe on or violate the Intellectual Property of any Person, and no Person has infringed or violated the Company Intellectual Property.
     (e) All Persons who have contributed to the creation, invention or development of Company Intellectual Property have assigned to the Company or a Subsidiary all of their rights therein that do not vest initially in the Company or a Subsidiary by operation of law. The Company and the Subsidiaries take all reasonable actions to protect and maintain (i) any Trade Secret Information that is Company Intellectual Property, including, without limitation, executing confidentiality and non-disclosure agreements with employees and contractors, and (ii) the confidentiality, integrity and security of its software, databases, systems, networks, and Internet websites, and information stored or contained therein or transmitted thereby, and all transactions consummated in connection therewith, from any unauthorized use, access, interruption or modification by third parties, including, without limitation, the use of reliable encryption protection (or an equivalent).
     (f) The Company and the Subsidiaries take commercially reasonable actions to back up their software, databases and systems in a manner sufficient to enable resumed or continued functioning in all material respects following a hardware, telecommunications or related interruption or failure.
     (g) The Company’s proprietary software and software licensed pursuant to an IP License substantially conform to all written specifications for their use in the conduct of the business of the Company and the Subsidiaries as currently conducted, and to the Knowledge of the Seller are substantially free of bugs, errors, viruses and other contaminants.
     (h) To the Knowledge of the Seller, no material proprietary software product owned by the Company or a Subsidiary and distributed in connection with the Business is currently required to be distributed in source code form by the GNU General Public License or any other “open source” license agreement, nor is the Company or a Subsidiary in violation of any such agreement.
     SECTION 3.11   Business Employees
     (a) Except as set forth in Schedule 1.01(b), all of the active Business Employees are employed by the Company or a Subsidiary. Schedule 3.11(a)-1 sets forth a list as of the date of this Agreement of the names and titles of each Business Employee, including the base salary of and any cash bonus received by each such Business Employee during the 12-month period ended December 31, 2004 and the rate of base salary and bonus opportunity for each such Business Employee for the current fiscal year of the Company ending June 30, 2005. Schedule 3.11(a)-2 sets forth a list as of the date of this Agreement of the name of each Business Employee who is on layoff, sick, time, disability or other leave of absence (including the reason for the leave of absence and the anticipated return date, if known), such list to be updated to reflect such names and other information as of the Closing.
     (b) Schedule 3.11(b) sets forth a list, as of the date of this Agreement, of each agreement with respect to the employment or termination of employment of any Business

Employee under which the Company or a Subsidiary has any continuing payment or performance obligation after the Closing. Except as disclosed in Schedule 3.11(b), neither the Company nor a Subsidiary is a party to any employment contract, severance agreement, or deferred compensation, bonus, profit-sharing, or stock option, or similar agreement, or any agreement pertaining to the payment of compensation in the event of a change in control of the Company or a Subsidiary that would represent an obligation of the Company or a Subsidiary after the Closing, and no Employee Benefit Plan exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement, or the Transactions (whether alone or in connection with any subsequent event(s)), would (i) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation of the Company or a Subsidiary pursuant to, any of the Employee Benefit Plans, (ii) otherwise result in payments, or any increase in payments (including severance pay), required to be made by the Company or a Subsidiary under any of the Employee Benefit Plans or (iii) limit or restrict the right of the Company or any of the Subsidiaries to merge, amend or terminate any of the Employee Benefit Plans.
     (c) Schedule 3.11(c) sets forth a list as of the date of this Agreement of each of the directors of the Company and each Subsidiary that is a corporation.
     SECTION 3.12   Employee Benefit Plans
     (a) Schedule 3.12(a) sets forth a true and complete list of each material Employee Benefit Plan. Except as set forth in Schedule 3.12(a), the Business Employees do not participate in any plan, program, fund, or arrangement (whether or not qualified for federal income tax purposes), whether benefiting a single individual or multiple individuals, and whether funded or not, that is an “employee pension benefit plan,” or an “employee welfare benefit plan,” as such terms are defined in ERISA, or any incentive or other benefit arrangement for such employees and their respective dependents and beneficiaries.
     (b) With respect to each Employee Benefit Plan, the Seller has provided or made available to the Purchaser a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, if applicable; (iii) any summary plan description and other written communications (or a description of any oral communications) by the Seller, the Company or the Subsidiaries to the Business Employees concerning the extent of the benefits provided under an Employee Benefit Plan; and (iv) for the three most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.
     (c) Neither the Company nor any Subsidiary has contributed to any “multi-employer” plan (as defined in Section 3(37) of ERISA), has incurred any liability under Section 4201 of ERISA for any complete or partial withdrawal from any multi-employer plan, or has assumed any such liability by any prior owner of any of its assets or properties. No event has occurred and no condition exists that would subject the Company or the Subsidiaries, either directly or by reason of their affiliation with any member of their “Controlled Group” (defined as any organization which is a member of a controlled group of organizations within the meaning of

Sections 414(b), (c), (m) or (o) of the Code), to any tax, fine, lien, penalty or other liability imposed by ERISA or the Code or other applicable Laws.
     (d) The Company and the Subsidiaries are in compliance, in all material respects, with the requirements of ERISA, the Code and all other Laws applicable with respect to those Employee Benefit Plans that are subject to ERISA, the Code and all such other Laws. Each Employee Benefit Plan has been established and administered in all material respects in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations. Each Employee Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter as to its qualification, and, to the Knowledge of the Seller, nothing has occurred, whether by action or failure to act, that would reasonably be expected to cause the loss of such qualification. No “reportable event” within the meaning of Section 4043 of ERISA has occurred with respect to any Employee Benefit Plan, neither the Company nor any Subsidiary has engaged in any “prohibited transaction” within the meaning of Section 406(a) or (b) of ERISA or of Section 4975(c) of the Code, no “accumulated funding deficiency” within the meaning of Section 302 of ERISA and Section 412 of the Code (whether or not waived) has occurred with respect to any Employee Benefit Plan, and no such Employee Benefit Plan has been terminated in accordance with the procedures set forth in Section 4041 or 4042 of ERISA. No liability has been incurred by the Company or any Subsidiary for any Tax imposed by Section 4975 of the Code with respect to any Employee Benefit Plan.
     (e) With respect to any Employee Benefit Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Seller, threatened, (ii) to the Knowledge of the Seller, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims, (iii) no written communication has been received from the Pension Benefit Guaranty Corporation (the “PBGC”) in respect of any Employee Benefit Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein, and (iv) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the PBGC, the Internal Revenue Service or other governmental agencies are pending or in progress or, to the Knowledge of the Seller, threatened (including, without limitation, any routine requests for information from the PBGC).
     SECTION 3.13   Real Property
     (a) Neither the Company nor any Subsidiary owns any real property or has a fee simple ownership interest in any real property.
     (b) Schedule 3.13(b) sets forth an accurate and complete list of all real property leases and subleases with respect to the Premises to which the Company or a Subsidiary is a party (as lessee or lessor) (“Property Leases”). The Seller has delivered to the Purchaser Parent a true and complete copy of each Property Lease and any and all amendments, consents for alterations, documents recording variations and evidence of commencement dates and expirations dates. The rental set forth in each Property Lease is the actual rental being paid and there are no separate agreements or understandings with respect to same.

     (c) The Company or one of the Subsidiaries has valid leasehold interests in all leased real property described in each Property Lease, free and clear of any and all Liens, other than Permitted Liens. Neither the Seller nor any of its Affiliates has received any notice of a breach or default under any Property Lease, and neither the Seller nor any of its Affiliates has granted any other Person any rights, adverse or otherwise, under any Property Lease. The Company or a Subsidiary has undisturbed possession of the Premises, all Property Leases are in full force and effect, and the Company or a Subsidiary is entitled to the benefits of such Property Leases in accordance with the terms thereof. Neither the Company nor any Subsidiary is in material breach or violation of, or material default under, any Property Lease and, to the Knowledge of the Seller, no other party to any Property Lease is in material breach or violation thereof or material default thereunder, nor is there any material dispute between the Company or a Subsidiary and any landlord under any of the Property Leases and no waiver, indulgence or postponement of the lessee’s obligations thereunder has been granted by the lessor. No event has occurred and no condition exists which, with the giving of notice or the lapse of time or both, would constitute a default by the Company or a Subsidiary or termination event under any Property Lease. To the Knowledge of the Seller, the current use by the Company or a Subsidiary of the Premises does not violate any local zoning or similar land use Laws in any material respect.
     (d) The Premises constitute the only real property used in the conduct of the Business. Except as set forth on Schedule 3.13(d), the Premises (including improvements on the Premises) are in good operating condition and repair (ordinary wear and tear excepted) and are adequate in all material respects for their present uses by the Company or a Subsidiary.
     SECTION 3.14   Personal Property, Accounts Receivable, Inventory and Working Capital
     (a) The Company or a Subsidiary has valid title to or, in the case of leased assets, a valid leasehold interest in, free and clear of Liens, other than Permitted Liens, all tangible and intangible personal property and assets reflected in the Balance Sheet, or thereafter acquired, except for properties and assets disposed of in the ordinary course of the Business consistent with past practice, since June 30, 2005. The Company and the Subsidiaries own or have the exclusive right to use all of the tangible and intangible personal properties and assets necessary for the conduct of the Business as presently conducted. Notwithstanding the foregoing, the representations and warranties contained in this Section 3.14(a) do not apply to Intellectual Property or Company Intellectual Property, which is covered by the representations and warranties contained in Section 3.10.
     (b) The equipment and other tangible properties and assets necessary to the conduct of the Business as presently conducted are in good operating condition and repair, ordinary wear and tear excepted, and are suitable for their present use by the Company and the Subsidiaries.
     (c) The accounts receivable of the Company and the Subsidiaries reflected on the Balance Sheet have arisen from bona fide sales transactions in the ordinary course of the Business. Except as set forth in Schedule 3.14(c), none of the accounts receivable of the Company and the Subsidiaries reflected on the Balance Sheet have been referred to an attorney or third party collection agent for collection.

     (d) Except as disclosed in Schedule 3.14(d), all inventory of the Company and the Subsidiaries reflected on the Balance Sheet consisted, and all such inventory acquired since the date of the Balance Sheet consists, of a quality and quantity usable and with respect to finished goods, salable in the ordinary course of the Business, except for obsolete items and items of below standard quality which have been written off or written down in accordance with GAAP applied on a consistent basis, and such inventory is sufficient for the operation of the Business in the ordinary course. Except as disclosed in Schedule 3.14(d), all items included in the inventory of the Company and the Subsidiaries are the property of the Company or a Subsidiary, free and clear of any Liens other than Permitted Liens, have not been pledged as collateral, and are not held by the Company or a Subsidiary on consignment from others.
     SECTION 3.15   Taxes. Except as disclosed in Schedule 3.15:
     (a) the Tax Returns of the Company and the Subsidiaries and of the Seller Parent required to be filed separately or as part of a consolidated Tax Return of an Affiliated Group before the date of this Agreement have been prepared and timely filed and each such Tax Return is true, complete and correct in all material respects;
     (b) except for Taxes that are being contested in good faith and by appropriate proceedings and reserved for on the Balance Sheet, (i) all Taxes whether or not shown to be due in Tax Returns filed by, or in respect of the operations of, the Company and the Subsidiaries and the Seller have been duly paid or accrued on the Balance Sheet of the Company, a Subsidiary or the Seller, as the case may be, in accordance with GAAP, and (ii) all deficiencies and assessments for any amount of Taxes that are or would become payable by the Seller, the Company or a Subsidiary and chargeable as a Lien upon any assets of the Company or a Subsidiary have been paid;
     (c) neither the Company nor any of the Subsidiaries is a party to, or bound by, or has any obligation under, any tax allocation, sharing or indemnification agreement or similar contract or arrangement or any agreement that obligates it to make any payment computed by reference to Taxes, taxable income or taxable losses of any other Person;
     (d) there is no contract, agreement, plan or arrangement covering any Person that, individually or collectively, would give rise to after the Closing, nor shall the consummation of the Closing obligate the Company or a Subsidiary to make after the Closing, any parachute payment subject to Section 280G of the Code;
     (e) no examination or audit of any Tax Return relating to any material Taxes of the Company or its Affiliated Group by any Governmental Authority is currently in progress or, to the Knowledge of the Seller, is threatened or contemplated, no assessment of a material amount of Tax has been proposed in writing against the Company, and there are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Company or its Affiliated Group for any taxable period;
     (f) except with respect to the consolidated group to which the Company and the Subsidiaries are currently members, (i) neither the Company nor any Subsidiary is a member of an affiliated group of corporations filing a consolidated federal income Tax Return and (ii) neither the Company nor any Subsidiary has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign law), as a transferee or successor, by contract, or otherwise;
     (g) the Company and the Subsidiaries have duly and timely withheld all Taxes required to be withheld, including from employee salaries, wages and other compensation and paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods under all applicable laws and regulations;
     (h) neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) a closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state or local income Tax law), (iii) the installment method of accounting, the completed cash method of accounting, the long-term contract method of accounting or the cash method of accounting, (iv) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local income Tax law), or (v) prepaid amount received on or prior to the Closing Date;
     (i) neither the Company nor any Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code;
     (j) neither the Company nor any Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.
     (k) the Company and the Subsidiaries have collected all material sales and use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authorities, or has been furnished properly completed exemption certificates and has maintained all such records and supporting documents in the manner required by all applicable sales and use Tax statutes and regulations;
     (l) neither the Company nor any of the Subsidiaries has, to the Knowledge of the Seller, engaged in any transaction that could give rise to (i) a registration obligation with respect to any Person under Section 6111 of the Code or the regulations thereunder, (ii) a list maintenance obligation with respect to any Person under Section 6112 of the Code or the regulations thereunder, or (iii) a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the regulations thereunder;
     (m) the Tax Returns of the Company and the Subsidiaries (i) with respect to federal income Taxes have been examined by and settled with the Internal Revenue Service, or the statute of limitations with respect to the relevant Tax liability has expired, for all taxable periods through and including the year ended June 30, 2000 and (ii) with respect to state Taxes have been examined by and settled with the appropriate taxing authorities, or the statute of limitations with respect to the relevant Tax liability has expired, for the taxable periods set forth in Schedule 3.15;
     (n) no power of attorney granted by or with respect to the Company or any of the Subsidiaries relating to Taxes is currently in force;
     (o) the Seller has delivered or made available to Purchaser for inspection (A) complete and correct copies of all income Tax Returns of the Company and the Subsidiaries for the fiscal years ended June 30, 2002, 2003 and 2004 and (B) complete and correct copies of all private letter rulings, revenue agent reports, closing agreements, settlement agreements, deficiency notices and any similar documents submitted by, received by or agreed to by or on behalf of the Company of the Subsidiaries and relating to material Taxes for such taxable periods; and
     (p) BISYS Information Solutions L.P. has been classified as a partnership for U.S. federal income, state and local tax purposes effective as of its inception and BISYS Document Solutions LLC has been classified as a Disregarded Entity for U.S. federal income tax purposes effective as of its inception.
     SECTION 3.16   Litigation. Except as disclosed in Schedule 3.16, as of the date hereof (a) there is no Action pending or, to the Knowledge of the Seller, threatened in writing, involving the Company or any Subsidiary or any of their respective properties, assets or rights, and (b) there are no Orders of any Governmental Authority or arbitrator that prohibit or limit in any material respect the conduct of the Business by the Company and the Subsidiaries taken as a whole.
     SECTION 3.17   Contracts
     (a) Schedule 3.17(a) sets forth an accurate and complete list of each of the following Contracts to which the Company or any of the Subsidiaries is a party or by which any of them are directly or indirectly bound: (i) Contracts creating an obligation on the part of the Company or a Subsidiary to pay to any other Person an amount in excess of $750,000 in any 12-month period; (ii) Contracts creating an obligation on the part of another Person to pay to the Company or a Subsidiary an amount in excess of $750,000 in any 12-month period; (iii) Contracts for the employment of any officer, individual employee or other Person on a full-time or consulting basis with annual payments in excess of $200,000; (iv) Contracts evidencing Indebtedness; (v) Contracts (including so called take-or-pay or keep-well agreements) under which the Company or any Subsidiary has directly or indirectly guaranteed Indebtedness of any Person (other than the Company or any of the Subsidiaries) or other guaranties by the Company or any Subsidiary; (vi) Contracts which prohibit the Company or any Subsidiary from engaging in the Business or any line of Business or competing with any Person in the United States or Canada or which restrict the ability of the Company or any Subsidiary to hire any Person; (vii) any VAR, OEM or other distribution Contract, which require the Company or any of the Subsidiaries to reach specific sales or payment minimums, targets or milestones or which require the Company or any of the Subsidiaries to use “best efforts” to distribute products thereunder and which generated more than $200,000 in payments during the fiscal year ended June 30, 2005; (viii) Contracts for capital expenditures or other purchases of material supplies, equipment or other assets or properties (other than purchase orders for inventory or supplies in the ordinary course of the Business) in excess of $1,000,000 individually by the Company or any Subsidiary; (ix) Contracts with the Seller or any Affiliate of the Seller (other than the Company and the Subsidiaries); (x) Contracts that were not entered into in the ordinary course of the Business; (xi) Contracts which contain restrictions with respect to payment of dividends or any other distribution in respect of the capital stock or other equity interests of the Company or any of the Subsidiaries; (xii) Contracts (including so called take-or-pay or keep-well agreements) under which any Person (other than the Company or any of the Subsidiaries) has directly or indirectly guaranteed Indebtedness of the Company or any of the Subsidiaries; (xiii) Contracts granting or evidencing Liens on any properties or assets of the Company or any of the Subsidiaries, other than Permitted Liens; (xiv) any management service, consulting, financial advisory or any other similar type Contract and any Contract with any investment or commercial bank (other than Contracts pursuant to which the Company or any of the Subsidiaries acts as a service provider to an investment or commercial bank in the ordinary course of the Business); (xv) Contracts (other than any agreement entered into with the Purchaser or an Affiliate of the Purchaser pursuant to this Agreement) with any current or former officer or director of the Company or any of the Subsidiaries under which the Company or any of the Subsidiaries would have obligations after the Closing; (xvi) other than Contracts described in the other subclauses of this Section 3.17(a), Contracts (including letters of intent) involving the future disposition or acquisition of assets or properties other than in the ordinary course of the Business and consistent with past practice, or any merger, consolidation or similar business combination transaction, whether or not enforceable; (xvii) Contracts involving any joint venture, partnership, strategic alliance, shareholders’ agreement, co-marketing, co-promotion, co-packaging, joint development or similar arrangement; (xviii) Contracts involving any resolution or settlement of actual or threatened material litigation, arbitration, claim or other dispute entered into on or after July 1, 2004 or that will continue to affect the Company, any Subsidiary or the Business after the Closing; (xix) Contracts involving leases or subleases of personal property involving an annual base rental payment in excess of $750,000; or (xx) other than Contracts described in the other subclauses of this Section 3.17(a) or that were entered into in the ordinary course of the Business and consistent with past practice, Contracts to which the Company or any Subsidiary is a party that are material to the Company and the Subsidiaries or the Business (all of the foregoing Contracts, together with the Affiliate Contracts and the IP Licenses, the “Company Contracts”). Schedule 3.17(a) sets forth an accurate and complete list of (1) each Contract to which the Company or any of its Subsidiaries was a party or by which any of them were bound that created an obligation on the part of the Company or a Subsidiary in an amount in excess of $750,000 in the last 12-month period and (2) each Contract to which the Company or any of its Subsidiaries was a party or by which any of them were bound that created an obligation on the part of another Person to pay the Company or a Subsidiary an amount in excess of $750,000 in the last 12-month period.
     (b) Schedule 3.17(b) sets forth an accurate and complete list of each of the following Contracts to which the Seller Parent or any of its Affiliates (other than the Company or any of the Subsidiaries) is a party or by which any of them are bound: (i) Contracts creating an obligation on the part of the Seller Parent or any of its Affiliates (other than the Company or any of the Subsidiaries) with respect to the Business to pay to any other Person an amount in excess of $750,000 in any 12-month period; (ii) Contracts creating an obligation on the part of another Person to pay to the Seller Parent or any of its Affiliates (other than the Company or any of the

Subsidiaries) with respect to the Business an amount in excess of $750,000 in any 12-month period; (iii) Contracts evidencing Indebtedness with respect to the Business; (iv) Contracts for capital expenditures or other purchases of material supplies, equipment or other assets or properties (other than purchase orders for inventory or supplies in the ordinary course of the Business) in excess of $1,000,000 individually by the Seller Parent or any of its Affiliates (other than the Company or any of the Subsidiaries) with respect to the Business; (v) Contracts that were not entered into in the ordinary course of the Business; (vi) Contracts which prohibit the Company or any Subsidiary from engaging in the Business or any line of Business or competing with any Person in the United States or Canada or which restrict the ability of the Company or any Subsidiary to hire any Person; (vii) any VAR, OEM or other distribution Contract, which require the Seller Parent or any of its Affiliates (other than the Company or any of the Subsidiaries) with respect to the Business to reach specific sales or payment minimums, targets or milestones or which require the Seller Parent or any of its Affiliates (other than the Company or any of the Subsidiaries) with respect to the Business to use “best efforts” to distribute products thereunder and which generated more than $200,000 in revenues during the fiscal year ended June 30, 2005; (viii) Contracts (including so called take-or-pay or keep-well agreements) under which any Person (other than the Company or any of the Subsidiaries) has directly or indirectly guaranteed Indebtedness of the Company or any of the Subsidiaries; (ix) Contracts granting or evidencing Liens on any properties or assets of the Company or any of the Subsidiaries, other than Permitted Liens; (x) any management service, consulting, financial advisory or any other similar type Contract with respect to the Business and any Contract with any investment or commercial bank (other than Contracts pursuant to which the Company or any of the Subsidiaries acts as a service provider to an investment or commercial bank in the ordinary course of the Business) with respect to the Business; (xi) Contracts (other than any agreement entered into with the Purchaser or an Affiliate of the Purchaser pursuant to this Agreement) with any current or former officer or director of the Company or any of the Subsidiaries under which the Company or any of the Subsidiaries would have obligations after the Closing; (xii) other than Contracts described in the other subclauses of this Section 3.17(b), Contracts (including letters of intent) with respect to the Business involving the future disposition or acquisition of assets or properties other than in the ordinary course of the Business and consistent with past practice, or any merger, consolidation or similar business combination transaction, whether or not enforceable; (xiii) Contracts with respect to the Business involving any joint venture, partnership, strategic alliance, shareholders’ agreement, co-marketing, co-promotion, co-packaging, joint development or similar arrangement; (xiv) Contracts with respect to the Business involving any resolution or settlement of actual or threatened litigation, arbitration, claim or other dispute; (xv) Contracts with respect to the Business involving leases or subleases of personal property involving an annual base rental payment in excess of $750,000; or (xvi) other than Contracts described in the other subclauses of this Section 3.17(b) or that were entered into in the ordinary course of the Business and consistent with past practice, Contracts to which the Seller Parent or any of its Affiliates (other than the Company or any of the Subsidiaries) is a party that are material to the Company and the Subsidiaries or the Business (all of the foregoing Contracts, the “Affiliate Contracts”). Schedule 3.17(b) sets forth an accurate and complete list of (1) each Contract to which the Seller Parent or any of its Affiliates (other than the Company or any of the Subsidiaries) was a party or by which any of them were bound that created an obligation on the Seller Parent or any of its Affiliates (other than the Company or any of the Subsidiaries) with respect to the Business in an amount in excess of $750,000 in the last 12-

month period and (2) each Contract to which the Seller Parent or any of its Affiliates (other than the Company or any of the Subsidiaries) was a party or by which any of them were bound that created an obligation on the part of another Person to pay the Seller Parent or any of its Affiliates (other than the Company or any of the Subsidiaries) an amount in excess of $750,000 in the last 12-month period with respect to the Business.
     (c) Each Company Contract is legal, valid, binding, and in full force and effect against the Seller Parent, an Affiliate of the Seller Parent (other than the Company or any of the Subsidiaries), the Company or a Subsidiary, as applicable, and to the Knowledge of the Seller, the other party thereto, and enforceable in accordance with its terms subject to the bankruptcy, receivership, moratorium, conservatorship, reorganization, or other Laws of general application affecting the rights of creditors generally or by general principles of equity. Except as disclosed in Schedule 3.17(c), none of the Seller Parent, an Affiliate of the Seller Parent (other than the Company or any of the Subsidiaries), the Company or any Subsidiary is in default in any material respect with respect to any Company Contract to which it is a party, and, to the Knowledge of the Seller, no other party to any Company Contract is in default in any material respect with respect to such Company Contract, and, to the Knowledge of the Seller, no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under any such Company Contract. The Seller has made available to the Purchaser true and complete copies of all Company Contracts, including all amendment thereto, in existence as of the date hereof.
     SECTION 3.18   Customers and Suppliers. Schedule 3.18 sets forth for the 12-month period ended June 30, 2005, a list of (i) the twenty largest customers of the banking solutions business of the Business (ranked by processing revenues), (ii) the ten largest customers of the check imaging business of the Business (ranked by maintenance revenues), (iii) the five largest customers of the asset retention solutions business of the Business (ranked by processing revenues) and (iv) the five largest customers of the corporate financial solutions business of the Business (ranked by processing revenues), in each case, for such time period and the aggregate amount of the applicable revenues for each such customer in such period. Except as disclosed in Schedule 3.18, no customer that accounted for more than 5% of the aggregate annual net sales revenues of the Business for the 12-month period ended June 30, 2005 has terminated, or has given written notice to the Company, any Subsidiary, the Seller Parent or the Seller or any Affiliate thereof that it intends to terminate or alter in any material respect, its business relationship with the Company or a Subsidiary. Schedule 3.18 sets forth for the 12-month period ended June 30, 2005, a list of the twenty largest suppliers of the Business (ranked by aggregate expenditures) for such time period, and the aggregate amount of expenditures for each such supplier in such period. Except as disclosed in Schedule 3.18, no supplier that accounted for more than 5% of the aggregate expenditures of the Business for the 12-month period ended June 30, 2005 has terminated, or has given written notice to the Company, any Subsidiary, the Seller Parent, the Seller or any Affiliate thereof that it intends to terminate or alter in any material respect, its business relationship with the Company or a Subsidiary.
     SECTION 3.19   Labor Relations.
     (a) There are no collective bargaining agreements, Contracts or other agreements or understandings with a labor union or other labor organization covering any of the Business

Employees. During the past two years, the Business has not been affected by any strike or other labor disturbance involving the Business Employees nor, to the Knowledge of the Seller, has any union attempted to represent, as collective bargaining agent, the Business Employees. Except as set forth on Schedule 3.19(a), neither the Company nor any of the Subsidiaries is the subject of any material proceeding asserting that the Company or any of the Subsidiaries has committed an unfair labor practice or seeking to compel any of them to bargain with any labor union or other labor organization nor has there been since January 1, 2000 or is there pending or, to the Knowledge of the Seller, threatened any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of the Subsidiaries.
     (b) Except as disclosed in Schedule 3.19(b), there are no claims or charges by any employees or former employees of the Company or a Subsidiary pending or, to the Knowledge of the Seller, threatened in writing before the EEOC, or alleging discrimination, harassment, or wrongful termination.
     (c) Since January 1, 2000, none of the Company nor any of the Subsidiaries has taken any action that would constitute a “mass layoff,” “mass termination” or “plant closing” within the meaning of the United States Worker Adjustment and Retraining Notification Act or would otherwise trigger notice requirements or liability under any federal, local, state or foreign plant closing notice or collective dismissal Law.
     SECTION 3.20   Insurance. Schedule 3.20 contains an accurate and complete list and description of insurance policies maintained by the Seller Parent, the Seller or the Company in respect of the Business (the “Insurance Policies”) and, except as otherwise specified therein, (i) the coverages thereunder are written on a “claims made” (rather than an “occurrence”) basis, and such coverages are in full force and effect on the date hereof, (ii) such coverages will be maintained in full force and effect through the Closing, (iii) all premiums due and payable have been paid and the Seller Parent, the Seller or the Company, as applicable, has otherwise complied in all material respects with the terms and conditions of all such policies, (iv) none of the Seller Parent, the Seller, the Company or any Affiliate thereof has received written notice from any insurance company or on behalf of any insurance company of any material defects, inadequacies or conditions that would adversely affect the insurability of, or cause a material increase in the premiums for, insurance covering the Business, and (v) the Insurance Policies are sufficient for compliance with the requirements of applicable Laws and of the Company Contracts. Schedule 3.20 further lists all claims with respect to the Company or the Business presently pending or, to the Knowledge of the Seller, threatened in writing that are covered by such Insurance Policies. None of the Seller Parent, the Seller, the Company or any Affiliate thereof has received written notice of cancellation or non-renewal of any of the Insurance Policies. None of the Subsidiaries maintain separate insurance policies in respect of the Business.
     SECTION 3.21   Conduct of the Business. Except as disclosed in Schedule 3.21, since June 30, 2005, (i) there has not been any condition, event or occurrence that has had, individually or in the aggregate, a Material Adverse Effect with respect to the Company, and no condition, event or occurrence shall have occurred which could reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to the Company, and (ii) the Company and the Subsidiaries have conducted the Business in the ordinary course consistent with past practice, and (iii) none of the Seller Parent, the Seller, the Company or any

Subsidiary has taken any action that if taken after the date of this Agreement would constitute a breach of any of the covenants set forth in Section 5.01.
     SECTION 3.22   Third Party Consents. Except as disclosed in Schedule 3.22 and except for the termination or expiration of the waiting period under the HSR Act, no consent or approval under any Company Contract material to the conduct of the Business, and no consent or approval from, or filing or declaration with, any Governmental Authority, is required to be obtained or made by the Seller Parent, the Seller, the Company, or any Subsidiary in connection with the execution, delivery, or performance by the Seller Parent, Seller of this Agreement or the consummation of the Closing.
     SECTION 3.23   Loans to or from Directors, Officers, or Business Employees; Intercompany Balances
     (a) Except as disclosed in Schedule 3.23(a), and except for tuition advances, draws against incentive compensation consistent with past practice, sign-on advances for new employees consistent with past practice and advances for relocation expenses and business expenses in the ordinary course of the Business, none of the Seller Parent, the Seller, the Company or any Subsidiary has any outstanding loans, advances, or other Indebtedness incurred by any director or officer of the Company or incurred by any Business Employee, and there are no loans or advances made to the Company or a Subsidiary by, or Indebtedness incurred by the Company or a Subsidiary to, any director or officer of the Company or a Subsidiary, or any Business Employee, or any investment by the Company or any of the Subsidiaries in any Person relating to the making of any such loan, advance or investment.
     (b) Schedule 3.23(b) contains an accurate and complete list of all Intercompany Balances as of June 30, 2005. Since June 30, 2005, there has not been any accrual of liability by the Company or a Subsidiary to Seller or any of its Affiliates (other than the Company and the Subsidiaries) or other transaction between the Company or a Subsidiary, on the one hand, and Seller and any of its Affiliates (other than the Company and the Subsidiaries), on the other hand, except accruals of Intercompany Balances in the ordinary course of the Business consistent with past practice or as disclosed in Schedule 3.23(b).
     SECTION 3.24   Compliance with Laws
     (a) The Company and each Subsidiary is in compliance with all Laws and Orders applicable to the conduct of the Business as presently conducted by them, except for violations that, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect with respect to the Company; provided that this Section 3.24(a) does not address any Laws covered by Section 3.12, Section 3.15, or Section 3.25.
     (b) Each of the Company and each Subsidiary has all Governmental Authorizations that are necessary for them to lawfully conduct the Business as presently conducted by them, or necessary for the lawful ownership of their properties and assets or the operation of the Business as currently conducted, other than those the failure of which to obtain, possess or make would not individually or in the aggregate, have a Material Adverse Effect with respect to the Company. All such Governmental Authorizations are in full force and effect except for those the failure of which to be in full force and effect would not have a Material Adverse Effect with respect to the Company. The Company and each of the Subsidiaries are compliance with all such Governmental Authorizations except for such non-compliances that would not have a Material Adverse Effect with respect to the Company. To the Knowledge of the Seller, each such Governmental Authorization can be renewed in the ordinary course of the Business by the Company or the Subsidiary, as the case may be. Any applications for the renewal of any such Governmental Authorization which are due prior to the Closing Date will be timely made or filed by the Seller Parent, the Seller, the Company or the appropriate Subsidiary prior to the Closing Date. No proceeding to modify, suspend, revoke, withdraw, terminate or otherwise limit any such Governmental Authorization is pending or, to the Knowledge of the Seller, threatened, including the transactions contemplated hereby. No administrative or governmental action or proceeding is pending or, to the Knowledge of the Seller, threatened, in connection with the expiration, continuance or renewal of any such Governmental Authorization. A true and accurate list of all such Governmental Authorizations is set forth on Schedule 3.24(b).
     SECTION 3.25   Environmental Matters. The Company and the Subsidiaries are, and at all prior relevant times were, in compliance with all Environmental Laws. None of the Company, any Subsidiary, the Seller Parent or the Seller has received any written Environmental Claim, and to the Knowledge of the Seller, there is no threatened Environmental Claim; neither the Company nor any Subsidiary has assumed, contractually or by operation of Law, any liabilities under any Environmental Laws. None of the Company and the Subsidiaries has Released Hazardous Materials or arranged for disposal of Hazardous Materials in violation of Environmental Laws or in a manner that would reasonably be expected to result in liability under any Environmental Law; and Hazardous Materials are not present at any of the facilities owned, leased or operated by the Company or any of the Subsidiaries in amount or condition that would reasonably be expected to result in liability under any Environmental Law.
     SECTION 3.26   No Broker. Except for Bear, Stearns & Co. Inc., whose fees shall be paid by the Seller, no Person acting on behalf of the Seller or any of its Affiliates is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee, directly or indirectly, from any of the parties in connection with any of the Transactions.
     SECTION 3.27   Sufficiency of Assets. The Company or a Subsidiary owns or has the right to use all of the assets used or held for use in the Business, and such assets, together with the services to be provided under the Transition Services Agreement and the services and assets set forth on Schedule 3.27, are sufficient to enable the Company and the Subsidiaries to conduct or operate the Business from and after the Closing Date in substantially the same manner and to the extent as the Business is currently conducted.
     SECTION 3.28   Interests in Clients, Suppliers, Etc.; Affiliate Transactions. Except as set forth on Schedule 3.28 and except for the Intercompany Balances, (i) there are no Contracts, liabilities or obligations between the Company or any of the Subsidiaries, on the one hand, and either (A) the Seller or any Affiliate of Seller (other than the Company or any of the Subsidiaries), or (B) any other Affiliate of the Company, on the other hand and (ii) neither the Seller, any Affiliate of Seller (other than the Company and the Subsidiaries) nor, to the Knowledge of the Seller, any officer or director of the Company or any of the Subsidiaries possesses, directly or indirectly, any financial interest in, or is a director, officer or employee of, any Person which is a client, supplier, customer, lessor, lessee, or competitor or potential competitor of the Company or any of the Subsidiaries. Ownership of securities of a company whose securities are registered under the Securities Exchange Act of 1934, as amended, of 1% or less of any class of such securities shall not be deemed to be a financial interest for purposes of this Section 3.28.
     SECTION 3.29   Bank Accounts and Powers of Attorney. Set forth on Schedule 3.29 is an accurate and complete list showing (a) the name and address of each bank in which the Company or any of the Subsidiaries has an account or safe deposit box, the number of any such account or any such box and the names of all Persons authorized to draw thereon or to have access thereto and (b) the names of all Persons, if any, holding powers of attorney from the Company or any of the Subsidiaries and a summary statement of the terms thereof.
     SECTION 3.30   Warranty Claims. Except as set forth on Schedule 3.30, there are no pending or, to the Knowledge of the Seller, threatened Warranty Claims against the Company or any of the Subsidiaries in connection with the sales of the Company’s and the Subsidiaries’ products or services which exceed $500,000 and are not covered by insurance. As used herein, the phrase “Warranty Claims” means claims by third parties for defects in products or services sold by the Company or any of the Subsidiaries which the customer claims do not meet the product or service warranty.
     SECTION 3.31   BISYS Management Company. BISYS Management Company is a wholly-owned subsidiary of the Seller Parent.
     SECTION 3.32   Disclosure. No representation or warranty of the Seller or the Seller Parent contained in this Agreement or in any other Transaction Document, the Schedules to this Agreement or any certificate or other document delivered by the Seller or the Seller Parent pursuant to this Agreement or any such other Transaction Document contains any untrue statement of a material fact or omits to state a fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading in any material respect.
     SECTION 3.33   No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement (as modified by the Schedules hereto) or in any other Transaction Documents, or in any certificate or other document delivered by the Seller or the Seller Parent pursuant to this Agreement or any such other Transaction Document, each of the Seller Parent and the Seller make no other representation or warranty with respect to the Company, any Subsidiary or the Business, and the Seller Parent and the Seller disclaim any other representation or warranties, whether made by the Seller, any Affiliate of the Seller Parent or the Seller or any of their respective officers, directors, employees, agents or representatives.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARENT AND
THE PURCHASER
     The Purchaser Parent and the Purchaser hereby jointly and severally represent and warrant to the Seller Parent and the Seller, knowing and intending that the Seller Parent and the Seller are relying hereon in entering into the Transactions, as follows:
     SECTION 4.01   Authority Relative to Agreement. Each of the Purchaser Parent and the Purchaser has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement and the other Transaction Documents to which it is a party. Each of the Purchaser Parent and the Purchaser has the corporate power and authority to consummate the Transactions. The execution and delivery of this Agreement and the other Transaction Documents by the Purchaser, and the consummation by the Purchaser of the Transactions have been duly authorized by all necessary corporate action on the part of the Purchaser Parent and the Purchaser, and no other corporate action on the part of the Purchaser Parent or the Purchaser is necessary to authorize the execution, delivery and performance of the Transaction Documents and the consummation of the Transaction.
     SECTION 4.02   Execution and Performance of Agreement; Validity and Binding Nature. This Agreement has been, and each of the Transaction Documents to be executed and delivered by each of the Purchaser Parent and the Purchaser will be, duly executed and delivered by each of the Purchaser Parent and the Purchaser, and this Agreement is, and each of the Transaction Documents executed and delivered by each of the Purchaser Parent and the Purchaser, when duly executed and delivered by all parties whose execution and delivery thereof is required, shall be, the legal, valid, and binding obligations of the Purchaser, enforceable against each of the Purchaser Parent and the Purchaser, as applicable, in accordance with their respective terms, except to the extent that enforceability may be limited by bankruptcy, receivership, moratorium, conservatorship, reorganization, or other Laws of general application affecting the rights of creditors generally or by general principles of equity.
     SECTION 4.03   Non-Contravention. Neither the execution and delivery of this Agreement or any other Transaction Documents nor the consummation of the Transactions will (a) violate, breach, or be in conflict with any provisions of the certificate of incorporation or by-laws of the Purchaser Parent and the Purchaser, (b) subject to obtaining the consents set forth on Schedule 4.03, conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any Contract to which any of the Purchaser Parent or the Purchaser is a party to or by which it is bound or to which any of its assets is subject, or (c) violate any Law or Order to which the Purchaser Parent or the Purchaser is subject.
     SECTION 4.04   Organization, Standing, and Qualification. The Purchaser Parent is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Purchaser is a corporation, duly organized, validly existing, and in good standing under the laws of the State of Delaware and has the corporate power and lawful authority to own and hold its properties and conduct its business as now owned, held, and conducted in Connecticut and the other states (or jurisdictions) in which it is required to qualify to do business, except where the failure to be so qualified would not reasonably be expected to have a material adverse effect on the ability of the Purchaser to perform its obligations hereunder and to consummate the Closing.
     SECTION 4.05   Financial Condition. The Purchaser has obtained a commitment letter from Wachovia Bank, National Association and Wachovia Capital Markets, LLC providing for, subject to certain conditions set forth therein, commitments to provide all funds necessary, together with other funds available to the Purchaser, to pay the Estimated Purchase Price at Closing (the “Wachovia Commitment”). A complete and accurate copy of the Wachovia Commitment has been furnished to the Seller.
     SECTION 4.06   Bankruptcy. Neither the Purchaser Parent nor any of its subsidiaries is a debtor in possession in any proceedings by or against it or any of them in any court under any bankruptcy Laws or any other insolvency or debtor’s relief Laws, whether federal, state, or foreign, or for the appointment of a trustee, receiver, liquidator, assignee, sequestrator, or other similar official.
     SECTION 4.07   Litigation. There is no Action pending or, to the Knowledge of the Purchaser, threatened in writing involving the Purchaser, any Affiliate of the Purchaser, or any of their respective assets, which, if decided adversely to the Purchaser or any Affiliate of the Purchaser, would result in a material adverse effect on the ability of the Purchaser to perform its obligations hereunder or consummate the Closing. There are no outstanding Orders of any Governmental Authority that have had or would have a material adverse effect on the ability of the Purchaser to perform its obligations hereunder or consummate the Closing.
     SECTION 4.08   No Broker. Except for Merrill Lynch, Pierce, Fenner & Smith Incorporated, no agent, broker, investment banker, or other Person acting on behalf of the Purchaser or any of its Affiliates or any of its or their directors or officers is or shall be entitled to any broker’s or finder’s fee or any other commission or similar fee, directly or indirectly, from the Seller or any of its Affiliates, including any Company, in connection with any of the Transactions.
     SECTION 4.09   Investment Representations.
     (a) The Purchaser understands that the Shares have not been registered under the Securities Act and may not be sold, transferred, hypothecated or otherwise disposed of in the absence of an effective registration statement under the Securities Act covering the Shares or an available exemption from such registration under the Securities Act. The Purchaser further understands that the purchase and sale of the Shares under this Agreement is intended to be exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act based, in part, upon the representations, warranties, and agreements of the Purchaser contained in this Agreement.
     (b) The Purchaser is acquiring the Shares solely for its own account, for investment, and not with a view to resale or distribution thereof, in whole or in part. The Purchaser has no agreement or arrangement, formal or informal, written or oral, with any Person to sell or transfer, or otherwise dispose of all or any part of the Shares, and has no present plans to enter into any such agreement or arrangement.
     (c) The Purchaser meets the requirements of at least one of the categories of an “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act.
     SECTION 4.10   Third Party Consents. Except as disclosed in Schedule 4.10, and except for the termination or expiration of the waiting period under the HSR Act, no consent or approval under any contract, agreement, or commitment to which the Purchaser is a party, and no consent or approval from or filing, declaration, or registration with, any Governmental Authority is required to be obtained or made by the Purchaser in connection with the execution, delivery, or performance by the Purchaser of this Agreement or of any other agreement annexed as an exhibit hereto or the consummation of the Closing, except for any such consents or approvals that, if not obtained, would not reasonably be expected to cause a material adverse effect on the ability of the Purchaser to perform its obligations hereunder or consummate the Closing.
     SECTION 4.11   No Other Representations or Warranties. No representation or warranty of the Purchaser or the Purchaser Parent contained in this Agreement or in any other Transaction Document, the Schedules to this Agreement or any certificate or other document delivered by the Purchaser or the Purchaser Parent pursuant to this Agreement or any such other Transaction Document contains any untrue statement of a material fact or omits to state a fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading in any material respect.
ARTICLE V
COVENANTS
     SECTION 5.01   Conduct of the Business. The Seller Parent and the Seller covenant and agree that, during the period from the date of this Agreement to the Closing Date, unless the Purchaser Parent shall otherwise consent in writing (which consent shall not unreasonably be withheld) or as otherwise contemplated by this Agreement:
     (a) (i) the Company and each of the Subsidiaries shall conduct their respective operations (including, subject to the provisions of Section 5.03, their cash and working capital management practices) only according to their ordinary and usual course of business consistent with past practice and shall use their respective commercially reasonable efforts to preserve intact their respective business operations and relationships with suppliers, customers and other third parties; (ii) none of the Seller Parent, the Seller, the Company or any Subsidiary will take any action in respect of the Business that is not in, the ordinary and usual course of the Business consistent with past practice; and (iii) neither the Company nor any of the Subsidiaries shall enter into any new line of business;
     (b) neither the Company nor any Subsidiary shall, directly or indirectly, do any of the following: (i) sell, assign, pledge, transfer, lease, license, dispose of, or encumber (in whole or in part) any of its assets or properties, except in the ordinary course of the Business consistent with past practice and which incurrence, individually or in the aggregate, would not have a

Material Adverse Effect with respect to the Company; (ii) amend or restate or propose to amend or restate its certificate of incorporation or certificate of formation or certificate of limited partnership, as applicable, or its by-laws, partnership agreement, or limited liability company operating agreement or other comparable organizational or governing documents, as applicable; (iii) split, combine, or reclassify any outstanding equity interests; (iv) redeem, purchase, acquire, or offer to acquire, directly or indirectly, any of its equity interests; (v) issue, sell, pledge, deliver or dispose of, or agree or authorize to issue, sell, pledge, deliver or dispose of, any additional securities of, or securities convertible into, exchangeable for or evidencing the right to subscribe for or any options, warrants, or rights of any kind to acquire, any of its equity or voting interests or other property or assets, or make any other change in its capital structure; (vi) acquire (by merger, consolidation, acquisition of equity interests, assets or otherwise) any Person or division thereof in a single transaction or a series of related transactions; (vii) incur, assume or modify any Indebtedness, except for Indebtedness incurred in the ordinary course of the Business consistent with past practice and which incurrence, individually and in the aggregate, would not have a Material Adverse Effect with respect to the Company, provided that not withstanding the foregoing, any such Indebtedness incurred shall be repaid in full prior to the Closing and all liens and guarantees related to such Indebtedness shall be terminated or released prior to the Closing and the Seller shall provide evidence of the foregoing reasonably satisfactory to the Purchaser, or prepay any Indebtedness, except for prepayments required by the terms of any Company Contract or as otherwise specifically contemplated by this Agreement; (viii) cancel or waive any claims or rights of material value; (ix) make any change in any accounting procedure or method other than those required by GAAP; (x) amend, cancel or knowingly fail to renew any Company Contract outside of the ordinary course of the Business consistent with past practice; (xi) renew, extend or modify in any respect or cancel any lease of real property outside of the ordinary course of the Business consistent with past practice; (xii) declare, pay or set aside any dividend or make any distribution other than dividends or distributions by any of the Subsidiaries to the Company; or (xiii) adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization;
     (c) none of the Seller Parent, the Seller, the Company or any Subsidiary shall (i) grant any increase in the salary, fringe benefit or other compensation (including wages, salaries, bonuses or other remuneration) payable or to become payable to any Business Employee or current or former director, officer or consultant of the Company or any of the Subsidiaries, except in the ordinary course of the Business consistent with past practice or as may be required by the terms of any Employee Benefit Plan or Contract in existence as of the date of this Agreement, (ii) make any bonus, pension, retirement or insurance payment except for payments that have been accrued on the Balance Sheet or are required by the terms of any Employee Benefit Plans, (iii) establish, adopt, enter into, amend, modify in any material respect or terminate any Employee Benefit Plan, or any plan, agreement, program, policy, trust, fund or other arrangement that would be an Employee Benefit Plan if it were in existence as of the date of this Agreement, except as may be required by applicable Law or any Employee Benefit Plan in existence as of the date of this Agreement, (iv) make any loan or advance any money or other property to any Business Employee or current or former director, officer or consultant of the Company or the Subsidiaries, (v) change in any material respect any personnel policies with respect to any Business Employees, or (vi) grant any equity or equity-based awards (including commencing any new offering periods under any employee stock purchase plans);

     (d) none of the Seller Parent, the Seller, the Company or any Subsidiary shall take any action to institute any new severance or termination pay practices, or grant any severance or termination pay, with respect to any Business Employees or current or former director, officer or consultant of the Company or the Subsidiaries, or to increase in any respect the benefits payable under its severance or termination pay plans, programs or practices to the extent that the same would be obligations of the Company at or after the Closing;
     (e) none of the Seller Parent, the Seller, the Company or any Subsidiary shall adopt or amend in any material respect, except as provided for in this Agreement or as may be required by applicable law or regulation, any bonus, profit sharing, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund, plan or arrangement for the benefit or welfare of any Business Employees to the extent that the same would be obligations of the Company after the Closing;
     (f) the Company and each Subsidiary shall maintain its books, accounts and records in the ordinary course of the Business consistent with past practice and shall comply in all material respects with all Laws and Governmental Authorizations applicable to it and to the conduct of the Business as presently conducted by it;
     (g) the Seller shall not, and the Seller Parent shall not cause the Seller to, sell, transfer, pledge, dispose of, or otherwise encumber, any of the Shares;
     (h) the Company shall not sell, transfer, pledge, dispose of or otherwise encumber, any of the Subsidiary Interests;
     (i) except as would not adversely affect the Purchaser or any of its Affiliates, including the Company and its Subsidiaries, neither the Company nor the Subsidiaries shall make or change any Tax election, change an annual accounting period, adopt or change any accounting method with respect to Taxes, file any amended Tax Return, enter into any closing agreement, settle or compromise any proceeding with respect to any Tax claim or assessment relating to the Company or any of the Subsidiaries, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any of the Subsidiaries, take any other similar action relating to the filing of any Tax Return or the payment of any Tax, shall settle and/or compromise any Tax liability, prepare any Tax Returns inconsistent with past practice, incur any liability for Taxes other than in the ordinary course, file an amended Tax Return or a claim for refund of Taxes, make any payment pursuant to any tax sharing, allocation or similar agreement or enter into any tax sharing, allocation or similar agreement that would create or give rise to any obligation or liability of any of the Company and the Subsidiaries that is not satisfied or otherwise discharged in full prior to the Closing;
     (j) neither the Company nor any of the Subsidiaries shall make any capital expenditures or commitments other than as set forth in the most recent budget disclosed to the Purchaser Parent prior to the date hereof and attached hereto as Schedule 5.01(j);
     (k) neither the Company nor any of the Subsidiaries shall write-off as uncollectible any notes or accounts receivable, except in the ordinary course of the Business consistent with past practice and which (1) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company or (2) is required by GAAP;
     (l) none of the Seller Parent, the Seller, or the Company or any of the Subsidiaries shall knowingly take any action that would cause the Seller Parent’s or the Seller’s representations and warranties to be inaccurate or untrue in any material respect as of the Closing Date;
     (m) neither the Company nor any of the Subsidiaries shall make any loans, advances or capital contributions to, or investments in, any other Person other than loans, advances or capital contributions or investments by the Company or any of the Subsidiaries to or in any wholly-owned Subsidiary, or tuition advances, draws against sales commissions, and advances for relocation expenses and business expenses in the ordinary course of the Business consistent with past practices;
     (n) neither the Company nor any of the Subsidiaries shall enter into or consummate any transactions with Affiliates, except in the ordinary course of the Business consistent with past practices;
     (o) neither the Company nor any of the Subsidiaries shall enter into any hedging or derivative Contract; and
     (p) none of the Seller Parent, the Seller, the Company or any Subsidiary shall enter into any contract, agreement, or commitment with respect to any of the matters set forth in this Section 5.01(b)-(e) and (g)-(o).
SECTION 5.02   Access to Information; Cooperation
     (a) The Seller shall cause the Company, the Subsidiaries and their respective officers, directors, representatives, agents and Business Employees to afford, from the date of this Agreement to the Closing Date, the officers, employees, accountants, attorneys and other representatives and agents of the Purchaser and Purchaser Parent reasonable access, upon reasonable prior written notice, during regular business hours, to the premises and designated officers, employees and agents, properties, books, records and work papers of the Company and the Subsidiaries (including any Tax Returns or other Tax-related information pertaining to the Company and the Subsidiaries), and shall furnish the Purchaser and the Purchaser Parent such financial, operating and other information and data, as the Purchaser, through its officers, accountants, attorneys, and other employees or agents, may reasonably request, all subject to any confidentiality provisions set forth in any contracts or agreements by which the Company or a Subsidiary is bound, and pursuant to Section 5.14(a).
     (b) No investigation or communication pursuant to this Section 5.02 shall affect or add to any representations or warranties of the parties or the conditions to the obligations of the parties to consummate the Transactions.
     (c) Without limiting the generality of Section 5.02(a), prior to the Closing, each of the Seller Parent and the Seller shall use, and shall cause the Company and the Subsidiaries to use, commercially reasonable efforts to cause the senior management personnel and advisors, including legal and accounting advisors and auditors, of the Seller Parent, Seller and the Company to provide such cooperation as is reasonably requested by the senior management personnel of the Purchaser Parent in connection with the financing by Purchaser Parent of the transactions provided for in this Agreement and the due diligence review of the Company and the Subsidiaries by Purchaser Parent’s financing sources, including commercially reasonable efforts to cause senior management personnel of Purchaser Parent, Purchaser and the Company to be available at reasonable times, at reasonable locations in the New York metropolitan area, and on reasonable prior notice to meet with prospective lenders in presentations, meetings, and due diligence sessions with respect to Seller Parent’s financing of said transactions, the preparation of documents for said financing and the preparation of related marketing material, disclosure documents, projections, legal opinions and consents of auditors. The Purchaser Parent shall pay all of the Seller Parent’s reasonable out-of-pocket expenses incurred in connection therewith.
     (d) Prior to the Closing, each of the Seller Parent and the Seller shall provide, and shall cause the Company and the Subsidiaries to, and shall use its commercially reasonable efforts to cause the respective officers, employees, representatives and advisors of the Seller Parent, the Seller, the Company and the Subsidiaries to, provide such cooperation as is reasonably requested by the Company’s nationally recognized independent accounting firm in connection with the audit contemplated by Section 7.03(i).
     (e) The Seller shall use commercially reasonable efforts after the Closing Date to cause the auditors referred to in Section 7.03(i) to consent to the inclusion of the audited financial statements referred to in Section 7.03(i) in any registration statement filed by the Purchaser Parent or any of its subsidiaries (the “Issuer”) with the Securities and Exchange Commission (the “SEC”), and the Purchaser Parent shall pay all Seller Parent’s reasonable out-of-pocket expenses incurred in connection therewith. The Seller Parent shall use commercially reasonable efforts to cause the aforesaid auditors to cooperate with the Issuer in resolving any comments on the audited financial statements referred to in Section 7.03(i) by the staff of the SEC, and the Purchaser Parent shall pay all of the Seller Parent’s reasonable out-of-pocket expenses incurred in connection therewith.
     (f) For a period of at least seven (7) years after the Closing Date, the Purchaser shall either (i) retain the books and records of the Company and the Subsidiaries and shall provide the Seller and its representatives and Affiliates with reasonable access to such books and records during normal business hours upon reasonable prior written notice for any reasonable business purpose specified in such written notice or (ii) shall afford the Seller a reasonable opportunity a the Seller’s sole expense to take possession of such books and records.
     (g) Prior to the Closing, the Seller Parent shall, at its own expense, cause the removal of all liens relating to Taxes on the stock or other equity interests, as the case may be, of the Company or any of the Subsidiaries, if any such liens are then outstanding.
     SECTION 5.03   Permitted Actions. Notwithstanding anything to the contrary in Section 5.01 or any other provision of this Agreement, Subsidiaries may distribute to the Company, and the Company may distribute to the Seller, by dividend or otherwise, and the Seller may withdraw from the Company, cash and cash equivalents of the Company.

     SECTION 5.04   Consents and Approvals; Assignment; Transfer of Intellectual Property (a) The Seller shall use commercially reasonable efforts to obtain, or to cause the Company or a Subsidiary to obtain, the consents or approvals required under Required Consent Contracts, and the Purchaser shall cooperate with the Seller and the Company and the Subsidiaries in connection with obtaining such consents and approvals. If the Seller or the Company or a Subsidiary is unable to obtain the consent or approval required under any Required Consent Contract before the Closing, or if any such consent or approval required under a Required Consent Contract cannot be obtained without unreasonable effort or expense by the Seller or the Company, the parties shall: (a) arrange an equitable assignment by the Company or a Subsidiary to the Purchaser of the rights and interest of the Company or such Subsidiary in and to, and obligations under, such Required Consent Contract; (b) cooperate in any reasonable arrangement designed to provide, after the Closing, the Company or a Subsidiary or the Purchaser the benefits under any such Required Consent Contract, and the Purchaser shall pay, perform and discharge fully all of the obligation of the Company or a Subsidiary under each such Required Consent Contract; and (c) use commercially reasonable efforts to cooperate to obtain the consent or approval required under such Required Consent Contract as promptly as reasonably possible after the Closing Date, except that the foregoing shall in no event require the Seller, the Company or a Subsidiary to incur any unreasonable expense to obtain any such consent or approval. If and when any such consents or approvals shall be obtained, then the Seller shall promptly assign its rights and obligations, if any, under the applicable Required Consent Contract to the Purchaser without payment of consideration and the Purchaser shall, without the payment of any consideration therefor, assume such rights and obligations. The parties shall execute such instruments as may be necessary to evidence such assignment and assumption. Purchaser shall indemnify and hold harmless the Seller and its Affiliates from and against any and all liabilities, losses, costs or expenses (including reasonable attorneys fees) incurred by any of them from and after the Closing under, with respect to or in connection with any breach by Purchaser of a Contract (x) assigned to the Purchaser or (y) the performance of Seller’s obligations under which the Purchaser has acquired and assumed control of pursuant to the alternative arrangement referred to in the second sentence of this subsection (a), and in each case for which the Seller has not been released of its obligations thereunder by the counterparty to the Contract, provided, that in all events, Seller shall remain responsible for any breach or alleged breach of any assignment provisions of such Contract.
     (b) On or prior to the Closing Date, each of the Seller Parent and the Seller shall take all actions required to assign each Affiliate Contract set forth on Schedule 5.04(b) to the entity identified on Schedule 5.04(b) (or such other entity as the Purchaser reasonably requests). Such assignment shall be by novation (i.e., non-recourse to the assignor) if and to the extent agreed by the contractual counterparty. All costs of such transfer shall be borne by the Seller. In the event that any Affiliate Contract set forth on Schedule 5.04(b) cannot be assigned on or prior to the Closing Date because such assignment requires the consent of the counterparty and such consent is not timely received, (i) the Seller Parent and the Seller shall, to the maximum extent consistent with the terms of such Affiliate Contract, make available to the Company and the Subsidiaries the benefits of such Affiliate Contract, (ii) the Company and the Subsidiaries, to the extent (but only to the extent) of benefits actually received, shall reimburse the Seller Parent or the Seller, as applicable, for any payments required to be made thereunder, (iii) each of the Seller Parent, the Seller and the Purchaser shall continue to cooperate to facilitate the assignment of such Affiliate Contract as promptly as practicable thereafter, and (iv) if such Affiliate Contract is a customer contract, each of the Seller Parent and the Seller shall following the Closing continue to make all commercially reasonable efforts to facilitate the assignment of such Affiliate Contract to the entity identified on Schedule 5.04(b) (or such other entity as the Purchaser reasonably requests) and to mitigate any adverse consequences to the Company and the Subsidiaries that arise as a result of the delay in such assignment. Purchaser shall indemnify and hold harmless the Seller and its Affiliates from and against any and all liabilities, losses, costs or expenses (including reasonable attorneys fees) incurred by any of them from and after the Closing under, with respect to or in connection with any breach by Purchaser of an Affiliate Contract (x) assigned to the Purchaser or (y) the performance of Seller’s Affiliate’s obligations under which the Purchaser has acquired and assumed control of pursuant to the alternative arrangement referred to in the fourth sentence of this subsection (b), and in each case for which the Affiliate of Seller party to such Contract has not been released of its obligations thereunder by the counterparty to the Contract, provided, that in all events, Seller’s Affiliate shall remain responsible for any breach or alleged breach of any assignment provisions of such Contract.
     (c) Prior to the Closing, each of the Seller Parent and the Seller, as applicable, shall execute or cause to be executed all instruments necessary to transfer ownership of all Intellectual Property set forth on Schedule 3.10(a) to the Company, and shall file and record such instruments, along with all instruments necessary to establish proper chain of title for such Intellectual Property, with the appropriate intellectual property offices or Governmental Authorities.
     (d) On or prior to the Closing Date, each of the Seller Parent and the Seller shall use commercially reasonable efforts to cause each of the agreements set forth on Schedule 5.04(d) to be split into two separate agreements (whether by entering into two new agreements for each agreement set forth on Schedule 5.04(d), amending each existing agreement set forth on Schedule 5.04(d) for the benefit of one party and entering into new agreements for the benefit of the other party, or otherwise), one for the benefit of the Company and the Subsidiaries and one for the benefit of the Seller Parent and its other Affiliates, such that the Company and the Subsidiaries, on the one hand, and the Seller Parent and its other Affiliates, on the other hand, continue to receive services under such agreements in a manner consistent with the use of services under such agreements for periods prior to the split. It is the intent of the parties hereto that the fees payable pursuant to the separate agreements as provided above shall equitably reflect the split of services and shall be the same in all material respects as the fees under the existing agreements for the same services, and such fees, the terms and conditions of the split, and the terms and conditions of such separate agreements shall in any event be subject to approval by the Purchaser with respect to its separate agreements and the Seller Parent with respect to its separate agreements, which approvals will not be unreasonably withheld or delayed. Any credits available under the existing agreements set forth on Schedule 5.04(d) that pertain to periods after the Closing shall be equitably split between the separate agreements, on terms and conditions reasonably acceptable to the Purchaser and the Seller Parent. The parties hereto shall each bear their own costs and expenses with respect to the foregoing. The Purchaser shall use commercially reasonable efforts to cooperate with each of the Seller Parent and the Seller to cause each of the agreements set forth on Schedule 5.04(d) to be split into two separate agreements as described above. In the event that notwithstanding commercially reasonable efforts, the Seller Parent and the Seller are unable to obtain two separate agreements for each agreement as contemplated by this Section 5.04(d) prior to Closing, then the Seller Parent and the Seller shall instead assign each of the agreements set forth on Schedule 5.04(d) to the Company, and the Transition Services Agreement shall thereafter apply to the services procured under each such agreement.
     SECTION 5.05 Approvals from Governmental Authorities. Except as contemplated by Section 5.06, each of the parties hereto shall use its commercially reasonable efforts (with the reasonable assistance of the other party to the extent reasonably required) promptly make all required notifications to, and obtain required approvals of, Governmental Authorities with respect to the consummation of transactions contemplated by this Agreement.
     SECTION 5.06 HSR Act Filing.
     (a) As soon as practicable after the date of this Agreement, and in no event later than ten (10) Business Days following the execution hereof, the Purchaser and the Seller shall each file a Hart-Scott-Rodino Notification and Report Form with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act. All filing fees payable with respect to such filing by the Purchaser and the Seller shall be paid by the Purchaser. The Purchaser and the Seller agree to keep the other promptly apprised of the status of matters relating to completion of the Closing and the pre-acquisition notification review process. Notwithstanding the foregoing, nothing set forth in this Agreement shall obligate any party hereto to litigate any action or inaction by any Governmental Authority under the HSR Act.
     (b) The Purchaser and the Seller shall, in connection with the efforts referenced in Section 5.06(a) to obtain the requisite Governmental Authorizations for the Closing under the HSR Act: (i) use commercially reasonable efforts to obtain prompt termination of any waiting period under the HSR Act (including any extension of the initial thirty (30) day waiting period with respect to the transactions contemplated by this Agreement); (ii) cooperate in all reasonable respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry; (iii) keep the other parties promptly informed in all material respects of any material communication received by such party from, or given by such party to, any Governmental Authority regarding any of the Transactions; and (iv) permit the other parties to review any material communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority in connection therewith, and, to the extent permitted by such Governmental Authority, give the other parties the opportunity to attend and participate in such meetings and conferences.
     (c) Notwithstanding anything to the contrary in this Agreement, nothing set forth in this Agreement shall or shall be deemed to obligate any party hereto to litigate or challenge any action or inaction by any Governmental Authority under the HSR Act or any other Laws designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, or to sell or otherwise divest itself of or hold separate any asset, or enter into any consent decree, as a condition to obtaining any consent, approval, order or authorization of any Governmental Authority necessary or appropriate for consummation of the Transactions.

     SECTION 5.07 Notification of Certain Matters. The Seller shall give prompt notice to the Purchaser Parent, and the Purchaser shall give prompt notice to the Seller Parent, of (a) the occurrence, or failure to occur, of any event that such party reasonably believes would be likely to cause any of its representations or warranties contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Closing Date, (b) any material failure of the Seller Parent, Seller, the Purchaser Parent or the Purchaser, as the case may be, or any officer, director, employee, or agent thereof, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it under this Agreement, (c) the failure of any condition precedent to such party’s obligations, (d) any notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default under any Company Contract and (e) any notice or other communication from any Person not a party to this Agreement alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; provided, however, that failure to give such notice shall not constitute a waiver of any defense that may be validly asserted.
     SECTION 5.08 Business Employees
     (a) The Purchaser shall (i) cause the Company and the Subsidiaries, as applicable, to continue the employment, effective as of the Closing Date, of each Business Employee employed by the Company or a Subsidiary other than the Business Employees identified on Schedule 3.11(a)-2 and Schedule 5.08(a), and (ii) offer employment, effective as of the Closing Date, to each Business Employee identified on Schedule 1.01(b) other than the Business Employees identified on Schedule 3.11(a)-2 and Schedule 5.08(a). For the avoidance of doubt, the Purchaser is not hereby obligated to employ any Transferred Employee for any particular period of time. Any Business Employee who becomes an employee of the Purchaser, the Company, any of the Subsidiaries or any other Affiliate of the Purchaser as of the Closing Date shall be referred to in this Agreement as a “Transferred Employee”. Each Business Employee identified on Schedule 3.11(a)-2 shall become a Transferred Employee only on the date that he or she returns to active employment by joining the Purchaser’s workforce, which shall occur no later than the expiration of the approved period of leave or the end of their illness or disability.
     (b) The Purchaser shall cause the Company and the Subsidiaries, as applicable, to recognize, honor, and assume the liability for each Transferred Employee’s accrued but unused paid time off for vacation, sickness and permitted personal days, as accrued as of the Closing.
     (c) Effective as of the Closing Date, the Transferred Employees shall cease participation in all of the Employee Benefit Plans and, subject to the Purchaser’s standard policies, including eligibility requirements, commence participation in plans sponsored or established by the Purchaser for similarly situated employees, including health, life insurance, and disability plans (the “Purchaser Plans”). The Purchaser shall recognize and give credit for all service by each Transferred Employee with the Company or any predecessor or Affiliate of the Company for purposes of the Purchaser Plans and the policies of the Purchaser related to flexible time off including vacation, sick leave, and personal or family leave, to the extent such credit was recognized and given under the Employee Benefit Plans immediately prior to the Closing except to the extent such credit would result in duplication of benefits. The Purchaser shall provide or cause the Company or a Subsidiary to provide to each Transferred Employee whose employment is involuntarily terminated within thirty (30) days after the Closing Date severance benefits that are substantially equivalent to those offered to such Transferred Employees immediately prior to the Closing, giving effect to each such Transferred Employee’s past service with the Company or any predecessor or Affiliate of the Company. Those of the Purchaser Plans that are health benefit plans shall, with respect to any Transferred Employee or any dependents of such Transferred Employee, waive any limitations or restrictions on participation under any such Purchaser Plan for reason of any pre-existing condition limitation or waiting period in any such Purchaser Plan, to the extent such limitations or restrictions were waived under the Employee Benefit Plans immediately prior to the Closing. The Purchaser shall use its commercially reasonable efforts to accommodate the direct rollover of eligible rollover distributions made to any Transferred Employees, from any Employee Benefit Plans to the applicable Purchaser Plans, subject to administrative feasibility.
     The Seller and the Purchaser acknowledge and agree that all provisions contained herein with respect to employees are included for the sole benefit of the Seller and the Purchaser and shall not create any right (i) in any other Person, including, without limitation, any employees, former employees, any participant in any Employee Benefit Plans or any beneficiary thereof or (ii) to continued employment with the Purchaser, the Company or any of the Subsidiaries.
     SECTION 5.09 Non-Solicitation.
     (a) For a period of two years after the Closing Date, neither Seller nor any of its Affiliates shall, directly or indirectly, on its own behalf or on behalf of any other Person, solicit the employment of or hire any Transferred Employee, except that nothing in this Section 5.09 shall prohibit any Seller or any of its Affiliates from hiring or soliciting the employment of any Person (i) who responds to a general solicitation not directed solely at Transferred Employees, or (ii) whose employment is terminated by the Purchaser or an Affiliate of the Purchaser.
     (b) The Seller acknowledges that the remedy at law for breach of the provisions of this Section 5.09 shall be inadequate and that, in addition to any other remedy the Purchaser may have, it shall be entitled to seek an injunction restraining any breach or threatened breach, without any bond or other security being required and without the necessity of showing actual damages. If any court construes the covenant in this Section 5.09, or any part of this Section 5.09, to be unenforceable in any respect, the court may reduce the duration or area to the extent necessary so that the provision is enforceable, and the provision, as reduced, shall then be enforced.
     SECTION 5.10 Intercompany Balances; Termination of Affiliate Agreements. Before the Closing, all of the outstanding Intercompany Balances shall be repaid, canceled or otherwise settled. At least two (2) Business Days prior to the Closing, the Seller shall prepare and deliver to the Purchaser a certificate signed by the chief executive officer of the Seller setting out the calculation of all such Intercompany Balances based upon the latest available financial information as of such date. All Contracts between the Company or any of the Subsidiaries, on the one hand, and the Seller or its other Affiliates, on the other hand, other than agreements contemplated by this Agreement and agreements set forth on Schedule 5.10, shall be terminated as of the Closing, and all obligations and liabilities thereunder shall have been satisfied.

     SECTION 5.11 Release of Guarantees. Except as provided in Section 7.03(j), the Purchaser shall use commercially reasonable efforts following the Closing to cause any guarantees of the Seller or any of its Affiliates of the obligations under any Contracts and Property Leases to which the Company or any Subsidiary is a party or otherwise relating to the Business to be terminated and released, and the Purchaser shall indemnify and hold harmless the Seller and its Affiliates from and against any and all liabilities, losses, costs or expenses (including reasonable attorneys fees) incurred by any of them from and after the Closing under, with respect to or in connection with any such guarantees or the Contracts to which such guarantees relate; provided, however, that nothing in this Section 5.11 shall require the Purchaser Parent or the Purchaser to guarantee any Indebtedness or make any payments or amend any such Contracts or Property Leases in any material respect.
     SECTION 5.12 Resignations. The Seller shall deliver to the Purchaser the resignations, effective as of the Closing Date, of the directors and officers of the Company, as applicable, at least one day before the Closing Date.
     SECTION 5.13 Schedules
     (a) The parties hereto shall promptly revise or supplement their respective Schedules (other than Schedules in, or to the extent Schedules are incorporated by reference into, Articles I (excluding Schedule 1.01(b)), II, V, VI and VII, except in each case (other than Schedule 7.03(f)) as a result of a revision or supplement to which the last sentence of this Section 5.13(a) is applicable) upon the occurrence of any event or change in condition that would render any Schedule incorrect as of the Closing Date to reflect information learned of or that came into existence after the date of this Agreement and that would have been required to be disclosed on one or more Schedules if such information was in existence or known on the date of this Agreement; provided, however, that, in the event that a party revises or supplements its Schedules pursuant to this Section 5.13(a) (other than updating Schedule 3.11(a)-2 as required by Section 3.11(a)) and absent such revision or supplement a condition to the obligation of the other party to close would not be satisfied and, if the last sentence of this Section 5.13(a) is not applicable, there would be a Material Adverse Effect with respect to the non-terminating party, for a period of fifteen (15) Business Days following such revision, the other party shall be entitled to terminate this Agreement pursuant to Section 9.01(g), and, if such other party does not elect to terminate this Agreement during such fifteen-Business Day period pursuant to Section 9.01(g), then such Schedules, as so revised or supplemented, shall be used for purposes of determining the satisfaction of the conditions set forth in Sections 7.02 and 7.03(a), (b), (c) and (d). Notwithstanding anything to the contrary in the foregoing, no revision or supplement to any Schedule permitted by this Section 5.13(a) shall eliminate or decrease the indemnification obligations of any party hereto with respect thereto pursuant to Article VIII; provided, however, that (i) solely to the extent that any revision or supplement to Schedule 3.17(a), Schedule 3.17(b) or Schedule 3.18 discloses (A) the non-renewal by the counterparty to a Contract with the Seller, the Company or any Subsidiary of such Contract that expired in accordance with its terms after the date hereof, (B) a termination by the counterparty to a Contract with the Seller, the Company or any Subsidiary of such Contract after the date hereof in accordance with its terms or (C) the loss of any customer or vendor of the Business after the date hereof, in each case solely for reasons other than a material default under or material breach of the provisions of any Contract by Seller, the Company or any

Subsidiary and (ii) solely to the extent any revision or supplement to Schedule 1.01(b) discloses the termination of employment with the Business, whether voluntary or involuntary, of any Business Employee after the date hereof, such revision or supplement shall be included in such Schedule (and no other) for the purposes of Seller’s indemnification obligation under Article VIII.
     (b) Matters reflected on the Schedules are not necessarily limited to matters required by this Agreement to be reflected on the Schedules and the inclusion of such matters shall not be deemed an admission that such matters (or additional matters) were required to be reflected in the applicable Schedules. The disclosure of any matter, event, condition, or state of facts in any Schedule delivered on the date hereof shall be deemed to be a disclosure for all representations, warranties, and Schedules calling for such disclosure of matters, events, conditions or states of facts if it is reasonably apparent on the face of such disclosure that such disclosure is applicable thereto, but shall expressly not be deemed to constitute an admission by any party, or to otherwise imply, that any such matter is material for the purposes of this Agreement.
     SECTION 5.14 Confidentiality. Each party agrees that the Confidentiality Agreement is hereby incorporated by reference in this Agreement and made a part hereof.
     SECTION 5.15 Non-Competition; Non-Interference
     (a) For a period of 36 months after the Closing, the Seller Parent shall not, and shall cause each of its Affiliates not to (i) directly or indirectly, own, manage, operate, control, be employed by or participate in the ownership, management, operation or control of, or be connected in any manner with, any business of the type and character, or otherwise compete, with the Business, as conducted by the Company and the Subsidiaries as of the Closing Date (“Competitive Activities”); (ii) persuade or attempt to persuade any potential customer or client to which the Company or any of the Subsidiaries has made a presentation, or with which the Company or any of the Subsidiaries has had discussions, not to hire the Company or such Subsidiary, or to hire another company; or (iii) solicit for the Seller Parent or any Person other than the Company or any of the Subsidiaries the business of any Person with respect to the Competitive Activities which is a customer or client of the Company or any of the Subsidiaries, or was its customer or client within two (2) years prior to the date of this Agreement or take any action to disparage the Company or any of the Subsidiaries or otherwise seek to interfere with the contractual arrangements and relationships of the Company and the Subsidiaries with such Person with respect to the Competitive Activities. Competitive Activities shall not, and shall not be deemed to, include any activities currently engaged in by the Seller Parent or any Affiliates of the Seller Parent (other than the Seller, the Company and the Subsidiaries) in the ordinary course of their respective businesses (collectively, “Permitted Goods and Services”), and the Seller or any Affiliate of the Seller may sell any Permitted Goods and Services to any Person notwithstanding anything contained in this Agreement.
     (b) Notwithstanding anything to the contrary in Section 5.15(a), Section 5.15(a) shall not be, and shall not be deemed to have been, breached as a result of: (i) the acquisition of the Seller or any of its Affiliates by a Person that engages in Competitive Activities, so long as the Competitive Activities do not represent more than 10% of the revenues of such Person and its Affiliates; (ii) the acquisition by the Seller or any of its Affiliates of any Person whose business includes Competitive Activities, so long as the Competitive Activities do not represent a material part of the business of such Person; (iii) the ownership by Seller or any of its Affiliates of an aggregate of not more than 5% of any class of stock of a Person engaged, directly or indirectly, in Competitive Activities; provided, that such stock is listed on a national securities exchange or is quoted on the National Market System of NASDAQ or (iv) the ownership by Seller or any of its Affiliates of less than 10% in value of any instrument of Indebtedness of a Person engaged, directly or indirectly, in Competitive Activities.
     (c) For purposes of this Section 5.15, the term “Affiliates” shall be deemed to not include any director of the Seller (including a non-executive Chairman of the Board) who is not an employee of the Seller or not under the control of the Seller.
     SECTION 5.16 Exclusive Dealing. During the period from the date of this Agreement through the Closing or the earlier termination of this Agreement pursuant to Section 9.1 hereof, neither the Seller nor the Seller Parent shall take or permit any other Person on its behalf to take, and it shall cause the Company not to take, any action to encourage, initiate, solicit or engage in discussions or negotiations with, or provide any information to, any Person (other than the Purchaser or its representatives) concerning any purchase of the capital stock of the Company or any of the Subsidiaries, any merger involving the Company or any of the Subsidiaries, any sale of the assets of the Business or similar transaction involving the Company, any of the Subsidiaries or the Business (other than assets sold in the ordinary course of the Business consistent with prior practices). To the extent not prohibited by a legally binding obligation of confidentiality, the Seller Parent, the Seller and/or the Company shall notify the Purchaser as soon as practicable if any Person makes any proposal, offer, inquiry to, or contact with, the Seller Parent, the Seller or the Company, as the case may be, with respect to the foregoing and shall describe in reasonable detail the identity of any such Person and the substance and material terms of any such contact and the material terms of any such proposal.
     SECTION 5.17 Shared Assets and Services; Change of Name; Use of Marks
     (a) The Purchaser acknowledges and agrees that certain assets and administrative services as more fully described on Schedule 5.17 (the “Shared Assets and Services”) are provided by the Seller and certain of its Affiliates to the Company. The Purchaser further acknowledges and agrees that such Shared Assets and Services will not be provided to the Company from and after the Closing.
     (b) No later than thirty (30) Business Days after the Closing, the Purchaser will file with the Secretary of State of the State of Delaware a document causing the change of the corporate name of the Company and each Subsidiary to a name which does not use the words “BISYS,” “BIS” or any words confusingly similar thereto.
     (c) For a period of 180 days following the Closing, the Company and the Subsidiaries shall have the non-exclusive, personal, limited, and non-transferable right to use the service mark “BISYS” and any trademark, service mark, and logo containing the name “BISYS” owned or licensed by the Company or a Subsidiary or which the Company or a Subsidiary has the right to use (the “BISYS Marks”) as shall be reasonably necessary to conduct the Business in a manner consistent with and not adverse to the use of the BISYS Marks by the Seller Parent and its

Affiliates, including, the Seller (the “Phase-Out Period”). During the Phase-Out Period (i) the Purchaser agrees (x) not to use the BISYS Marks to advertise, market or promote any products or services not included as part of the Business as of the Closing Date and (y) not to undertake any advertising, marketing or promotional activities not in existence or initiated as of the Closing Date nor any advertising, marketing or promotional campaigns using the BISYS Marks, and (ii) the Purchaser shall not knowingly use the BISYS Marks in any manner that disparages the business and reputation of the Seller Parent and its Affiliates or that reflects adversely upon the Seller Parent and its Affiliates. Further, during the Phase-Out Period, (i) the Purchaser shall use commercially reasonable efforts to remove as soon as practicable after the Closing the BISYS Marks from all signs, purchase orders, invoices, labels, letterheads, Internet websites and other items and materials visible to third parties, and (ii) all Internet websites owned by the Company or a Subsidiary and either containing a BISYS Mark in the domain name or displaying a BISYS Mark will redirect Internet users or, in the Purchaser’s sole discretion provide a link, to a website of Purchaser’s designation that does not use any BISYS Marks. Following the Phase-Out Period, the Purchaser shall cease all use of the BISYS Marks, provided that the Purchaser may thereafter use the BISYS Marks solely for informational or non-trademark purposes and as required by any applicable Laws.
     SECTION 5.18 Accounts Receivable and Accounts Payable. The Seller and the Purchaser agree that, as between themselves, the benefit of all accounts receivable and other receivables of the Business, the Company and the Subsidiaries, and all accounts payable and other trade payables of the Business, the Company and the Subsidiaries, in each case in existence as of the Closing but whether relating to or arising from the period prior to, on or subsequent to the Closing, shall be for the account of and for the benefit and burden of the Purchaser. To the extent that the Seller or any of its Affiliates receive any funds to which the Company or any of the Subsidiaries is entitled pursuant to the preceding sentence, the Seller shall, or shall cause its Affiliates to, promptly deliver such funds to an account designated in writing by the Purchaser. If the Seller or its Affiliates pay any accounts/trade payables of the Company or any of the Subsidiaries after the Closing Date, the Purchaser Parent and the Purchaser shall promptly cause the Company or the relevant Subsidiary to reimburse the Seller for such payment.
     SECTION 5.19 Interim Financial Statements. The Seller Parent shall deliver to the Purchaser Parent true and complete copies of (a) (i) an unaudited consolidated balance sheet of the Company and the Subsidiaries as of the end of each quarterly period ending (x) after June 30, 2005 and (y) at least forty-five (45) days prior to the Closing Date and (ii) an unaudited consolidated statement of income of the Company and the Subsidiaries for each quarterly period ending (x) after June 30, 2005 and (y) at least forty-five (45) days prior to the Closing Date and (b) (i) an unaudited consolidated balance sheet of the Company and the Subsidiaries as of the end of each month ending (x) after June 30, 2005 and (y) at least thirty (30) days prior to the Closing Date and (ii) an unaudited consolidated statement of income of the Company and the Subsidiaries for each quarterly period ending (x) after June 30, 2005 and (y) at least thirty (30) days prior to the Closing Date; provided, however, that each such balance sheet and statement of income shall be prepared by the Seller in accordance with GAAP consistently applied using the same accounting principles, procedures, policies and methods that were used to prepare the Financial Statements (including the exclusion of period-ending adjustments and footnotes); provided, further, that if there is any discrepancy between the accounting principles, procedures, policies, and methods that were used to prepare the Financial Statements and the accounting principles, procedures, policies, and methods that were used to prepare the Restatement Adjustment Certificate, the accounting principles, procedures, policies, and methods that were used to prepare the Restatement Adjustment Certificate shall be used to prepared each such balance sheet and each such statement of income with respect to such discrepancy; provided, further, that the Seller acknowledges and agrees that the Purchaser shall be permitted to provide copies of such balance sheets and statements of income to each of Wachovia Bank, National Association and Wachovia Capital Markets, LLC in connection with the Wachovia Commitment.
     SECTION 5.20 Transaction Related Expenses. The Seller Parent, the Seller and their respective subsidiaries (other than the Company and the Subsidiaries), shall pay all Transaction Related Expenses and the Severance Benefits Expenses payable to the Top Managers.
     SECTION 5.21 Section 404 Documentation. The Seller Parent shall make available to the Purchaser at Closing true and complete copies of all certifications and attestations of the Seller Parent made by the Seller Parent prior to Closing pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Prior to Closing, the Seller Parent shall make available to the Purchaser true and complete copies of all documentation representing the Seller Parent’s, the Seller’s, the Company’s and the Subsidiaries’ efforts to prepare to comply with Section 404 of the Sarbanes-Oxley Act of 2002 from the date hereof and through Closing.
     SECTION 5.22 Agreement with BISYS Retirement Services, Inc. . The Seller shall, no later than the Closing Date, cause the Company to enter into a written agreement with BISYS Retirement Services, Inc. evidencing the Retirement Arrangement described in item (ix) set forth on Schedule 3.17(a), which agreement shall be in form and substance reasonably satisfactory to the Purchaser.
ARTICLE VI
TAX MATTERS
     SECTION 6.01 Responsibility for Taxes
     (a) The Seller shall be responsible for: (i) all Taxes imposed on the Seller (including any Taxes determined on a consolidated, combined, or unitary basis with respect to an Affiliated Group that includes or included the Company and the Subsidiaries and Taxes resulting from the Company and the Subsidiaries ceasing to be a member of the Affiliated Group of which the Seller is a member) for any taxable year or period that ends on or before the Closing Date; (ii) all Taxes imposed on the Seller or the Company and the Subsidiaries, or for which the Seller or the Company and the Subsidiaries may otherwise be liable, including any and all liability as a result of Treasury Regulation Section 1.1502-6 (and any similar provision under state, local or foreign Tax law) and any payments to be made after the Closing Date under any Tax sharing, Tax indemnity, Tax allocation or similar contracts (whether or not written) to which the Company or any of the Subsidiaries was obligated, or was a party, on or prior to the Closing Date, for any taxable year or period that ends on or before the Closing Date; (iii) the portion of all Taxes imposed on the Seller or the Company and the Subsidiaries, or for which the Seller or the Company or any of the Subsidiaries may otherwise be liable, for any taxable year or period that begins before and ends after the Closing Date (the “Straddle Period”), to the extent that such

Taxes are attributable to the operations of the Company and the Subsidiaries for the year or period ending on the Closing Date as provided in Section 6.01(d); (iv) any loss, liability, claim, damage or expense attributable to any breach of (A) any representation or warranty contained in Section 3.15 (relating to Taxes) and for determination of liability under this clause (iv), matters listed on Schedule 3.15 shall be taken into account in determining whether or not a breach of representation has occurred or (B) any covenant set forth in Section 5.01(j); (v) all liability for Taxes arising (directly or indirectly) as a result of the sale of the Shares or the other transactions contemplated hereby (including, without limitation, any Taxes arising as a result of the recognition by Seller, Company or any of the Subsidiaries of any “deferred intercompany gain” or “excess loss account”); (vi) all liability for Taxes resulting from the Section 338(h)(10) Election (defined below) (or any comparable elections under state or local Tax law) contemplated by Section 6.03; and (vii) all liability for reasonable costs and expenses (including reasonable attorneys’ fees and disbursements) incurred by Purchaser or any of its Affiliates in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the matters indemnified against in this Section 6.01; provided, however, that the Seller shall not be responsible or liable for any Taxes which have been accrued or reserved for on the Closing Date Balance Sheet (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) and have been taken into account in determining the Purchase Price adjustments pursuant to Section 2.03 of this Agreement.
     (b) The Purchaser shall be responsible for (without any right to be reimbursed by the Seller): (i) all Taxes imposed on the Purchaser or the Company or the Subsidiaries, or for which the Purchaser or the Company or the Subsidiaries may otherwise be liable, for any taxable year or period that begins after the Closing Date; and (ii) the portion of all Taxes imposed on the Purchaser or the Company or the Subsidiaries, or for which the Purchaser or the Company or the Subsidiaries may otherwise be liable, for the Straddle Period, to the extent that such Taxes are attributable to the year or period beginning after the Closing Date as provided in Section 6.01(d).
     (c) Each of the Purchaser, on the one hand, and the Seller and the Company, on the other hand, shall each be responsible for one-half (i) any and all stock transfer, stamp, or similar Taxes payable in connection with the consummation of the Transactions, and (ii) any and all real property transfer, document, and stamp, bulk sale, or similar Taxes resulting from the consummation of the Transactions.
     (d) For purposes of Section 6.01(a) and Section 6.01(b), whenever it is necessary to determine the responsibility for Taxes of the Seller or the Company or any Subsidiary in respect of the operations of the Company and the Subsidiaries for the Straddle Period, the determination of the Taxes in respect of the operations of the Company and the Subsidiaries for the portion of the taxable year or period ending on, and the portion of the taxable year or period beginning after, the Closing Date shall be determined: (i) in the case of Taxes that are either (x) based upon or related to income or receipts, or (y) imposed in connection with any sale or other transfer or assignment of property, by assuming that the Seller or the Company and the Subsidiaries had a taxable year or period that ended at the close of the Closing Date and closing the books of the Seller or the Company and the Subsidiaries as of such date, except that exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned on a time basis; and, (ii) in the case of Taxes not described in subparagraph (i) that are imposed on a periodic basis and measured by the level of any item, deemed to be the amount of such Taxes (including any minimum) for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period.
     (e) The Purchaser, the Seller and the Company shall each cooperate, as and to the extent reasonably requested by another party in connection with the preparation and filing of any Tax Returns. Such cooperation shall include the retention and provision of records and information which are reasonably relevant to any such Tax Returns.
     (f) If the Seller is liable pursuant to this Section 6.01 for any Taxes due and to be paid by the Purchaser, the Seller shall pay to the Purchaser, or if the Purchaser is liable pursuant to this Section 6.01 for any Taxes due and to be paid by the Seller or any of its Affiliates, the Purchaser shall pay to the Seller, as applicable, on or before the date on which such Taxes are due and payable an amount equal to the Taxes for which the Seller is liable, or the Taxes for which the Purchaser is liable, as applicable. If the Seller or any of its Affiliates receive any refund of Taxes to which the Purchaser is entitled pursuant to Section 6.04, the Seller shall pay to the Purchaser an amount equal to such refund within 15 days after receipt of such refund by the Seller or its any of its Affiliates. If the Purchaser receives any refund of Taxes to which the Seller is entitled pursuant to Section 6.04, the Purchaser shall pay to the Seller an amount equal to such refund within 15 days after receipt of such refund by the Purchaser.
     (g) The participation of the Company and any Subsidiary in any Tax sharing or allocation agreements between or among the Seller or any of their Affiliates and the Company and the Subsidiaries shall be terminated as of the Closing Date, and such agreements shall have no further effect with respect to the Company and the Subsidiaries for any taxable year (whether the current year, a future year, or a past year) and no payments that are owed by or to the Company or any Subsidiary pursuant to such Tax sharing or allocation agreement shall be made thereunder.
     SECTION 6.02 Tax Returns and Contests
     (a) The Tax Returns of the Seller and of the Company in respect of the operations of the Company and the Subsidiaries required to be filed separately or as part of a consolidated Tax Return of an Affiliated Group for all periods ending on or before the Closing Date (including any Tax Return for the short period ending on the Closing Date), that are required to be filed after the Closing Date shall be prepared and filed by the Seller or its Affiliates at the expense of the Seller and such Tax Returns shall be prepared in a manner consistent with past practice; provided, however, that all such Tax Returns shall be delivered to Buyer not less than five (5) Business Days before filing thereof to provide Buyer with an opportunity to review such Tax Returns, and no such Tax Return shall be filed without the prior written consent of Buyer if such Tax Return is not consistent with Seller’s past practices. To the extent that the operations of the Company and the Subsidiaries reflected on such Tax Returns are required to be included in the consolidated, unitary or combined Tax Return of the Seller and its Affiliates, the Seller or its Affiliates, as the case may be, shall cause the operations of the Company and the Subsidiaries to be so included. The Seller shall pay all Taxes due with respect to such Tax Returns.

     (b) The Purchaser shall prepare or cause to be prepared and file or cause to be filed at its expense any Tax Returns of the Purchaser and the Company and the Subsidiaries required to be filed separately or as part of a consolidated Tax Return of an Affiliate Group for all periods that end after the Closing Date (including the Straddle Period), which are filed after the Closing Date. Any such Tax Returns that relate to the Straddle Period shall be prepared in a manner consistent with the Tax Returns of the Company referred to in Section 6.02(a) filed on or before the Closing Date for prior fiscal periods. Any such Tax Returns that relate to the Straddle Period as are required to be filed separately or as a part of a unitary or combined Tax Return of the Purchaser and its Affiliates (but not any consolidated Tax Return) shall be submitted to the Seller at least 15 days before the first date on which such Tax Returns are legally required to be filed, including extensions, to enable the Seller to review, comment on and approve such Tax Returns and no such Tax Return shall be filed until such Tax Return has been approved by the Seller. The Purchaser shall cooperate with the Seller in connection with the Seller’s review of such Straddle Period Tax Returns and provide to the Seller such additional information related to the operations of the Company as the Seller shall reasonably request in connection with such review. The Purchaser and the Seller shall consult with each other in good faith to resolve any issues arising as a result of such review and approval. The Seller shall pay to the Purchaser, at least two Business Days prior to the filing of the Tax Return, the amount of Taxes properly allocated to the Seller under Section 6.01(d).
     (c) The Purchaser shall promptly notify the Seller in writing upon receipt by the Purchaser, any of its Affiliates or the Company or any Subsidiary of notice of any pending or threatened federal, state, local or foreign income or franchise Tax audits or assessments that may affect the Tax liabilities of the Seller or Tax liability for which the Seller may be required to indemnify the Purchaser pursuant to this Agreement; provided, however, the failure to give such notice shall not affect the indemnification provided hereunder except to the extent that the Seller or any of its Affiliates has suffered damage or prejudice by reason of such failure to give, or any delay in giving, such notice.
     (d) The Seller shall have the sole and exclusive right, power and authority, at its expense, to negotiate, resolve, settle, or contest any notice of audit or assessment referred to in Section 6.02(c) and to represent and act for and on behalf of the Seller, the Purchaser and the Company and the Subsidiaries in connection with any such audit or assessment, including refund claims of any Tax liability for any period ending on or before the Closing Date. The Seller shall keep the Purchaser informed of the progress thereof. Notwithstanding the foregoing, the Seller shall not resolve, settle, compromise, or abandon any issue or claim without the prior written consent of the Purchaser if such action would adversely affect the Tax liabilities of Purchaser or the Company and the Subsidiaries in any period after the Closing Date and the portion of the Straddle Period that begins on the Closing Date (including the imposition of any income Tax deficiencies, the reduction of asset basis on cost adjustments, the lengthening of any amortization or depreciation periods, the denial of amortization or depreciation deductions or the reduction of loss or credit carryforwards). Such consent shall not be unreasonably withheld and shall not be necessary to the extent that the Seller has indemnified the Purchaser against the effects of any such settlement.
     (e) The Purchaser shall have the sole and exclusive right, power and authority, at its expense, to negotiate, resolve, settle, or contest any such notice of audit or assessment referred to in Section 6.02(c), including refund claims of any Tax liability, for any period ending after the Closing Date. To the extent that any Seller has indemnified the Purchaser with respect to any such notice of audit or assessment, the Purchaser shall keep the Seller informed of the progress thereof and the Purchaser shall not, and shall not permit the Company or any Subsidiary to, resolve, settle, compromise, or abandon any issue or claim without the prior written consent of the Seller if such action would materially and adversely affect the Tax liabilities of the Seller or any of its Affiliates for any period (including the imposition of any income Tax deficiencies, the reduction of asset basis on cost adjustments, the lengthening of any amortization or depreciation periods, the denial of amortization or depreciation deductions or the reduction of loss or credit carryforwards). Such consent shall not be unreasonably withheld and shall not be necessary to the extent that the Purchaser notifies the Seller in writing that it shall forego any obligation of the Seller to indemnify the Purchaser against the effects of any such settlement.
     (f) The Purchaser and the Seller shall, and the Purchaser shall cause the Company and the Subsidiaries to, cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of all Tax Returns and any audit, litigation, or other proceeding with respect to Taxes. Such cooperation shall include prompt notices to each party to this Agreement of any audit, investigation, or inquiry by any Governmental Authority as to any such Tax Return reflecting activity of the Company and the Subsidiaries on or before the date of this Agreement. Such cooperation also shall include the retention and (upon the request of any other party) the provision of records and information that are reasonably relevant to any Tax Return of the Company or any Subsidiary (but not including any information or Tax Returns of the Seller or any of its Affiliates other than the Company or such Subsidiary), audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Purchaser agrees (i) to retain all books and records with respect to Taxes or Tax matters pertinent to the Company and the Subsidiaries relating to any taxable period beginning before the date of this Agreement until the expiration of the statute of limitations (and any extension thereof) of the respective taxable periods, and (ii) to give the Seller reasonable written notice before transferring, destroying, or discarding any such books and records and, if the Seller so requests, the Purchaser shall allow the Seller to take possession of such books and records. The Purchaser and the Seller further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or other Person as may be necessary to mitigate, reduce, or eliminate any Taxes that could be imposed (including with respect to the consummation of the Transactions).
     SECTION 6.03 Section 338(h)(10) Election. The Purchaser and Seller shall join in timely making an election under Section 338(h)(10) of the Code (and any corresponding elections under state, local, or foreign tax law) (collectively a “Section 338(h)(10) Election”) with respect to the purchase and sale of the stock of the Company and each of the Subsidiaries, and the Purchaser and Seller shall cooperate in the completion and timely filing of such elections in accordance with the provisions of Treasury Regulation Section 1.338(h)(10)-1 (or any comparable provisions of state, local or foreign Tax law) or any successor provision. Seller will pay any Tax attributable to the making of the Section 338(h)(10) Election and will indemnify the Purchaser, the Company and the Subsidiaries against any such Tax. Seller and Buyer shall determine the fair market value of the assets of the Company and the allocation of Purchase Price (as required pursuant to Section 338(h)(10) of the Code and regulations promulgated thereunder), together with applicable liabilities, among such assets. The parties shall agree on a schedule setting forth the allocation as soon as practicable after the Closing Date. Neither Seller nor the Purchaser shall take any position on any Tax Return or with any taxing authority that is inconsistent with such allocation, provided that nothing contained herein shall require a party to litigate over such allocation against a taxing authority that challenges such allocation. The Purchaser and the Seller shall give each other prompt written notice of such any written notice by a taxing authority asserting any proposed deficiency or adjustment with respect to such allocation.
     SECTION 6.04 Refunds. The amount or economic benefit of any refunds, credits or offsets of Taxes of the Company, or any of the Subsidiaries for any Pre-Closing Tax Period shall be for the account of Seller to the extent such refund is not reflected on the Final Closing Date Net Working Capital Statement and not taken into account in determining the Purchase Price adjustments pursuant to Section 2.03 of this Agreement. Notwithstanding the foregoing, any such refunds, credits or offsets of Taxes shall be for the account of Purchaser to the extent such refunds, credits or offsets of Taxes are attributable (determined on a marginal basis) to the carryback from a Post-Closing Tax Period of items of loss, deduction or credit, or other Tax items, of the Company or any of the Subsidiaries (or any of their respective Affiliates, including Purchaser). The amount or economic benefit of any refunds, credits or offsets of Taxes of Company or any of the Subsidiaries for any Post-Closing Tax Period shall be for the account of Purchaser. The amount or economic benefit of any refunds, credits or offsets of Taxes of Company or any of the Subsidiaries for any Straddle Period shall be equitably apportioned between Seller and Purchaser in accordance with Section 6.01(d); provided, however, that to the extent the refund is apportioned for the Seller under the preceding clause, the amount of any refund shall only be for the account of the Seller to the extent such refund is not reflected on the Final Closing Date Net Working Capital Statement and not taken into account in determining the Purchase Price adjustments pursuant to Section 2.03 of this Agreement.
     SECTION 6.05 Purchase Price Adjustment. The Purchaser and the Seller agree that any indemnification payment made pursuant to this Agreement shall be treated as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by applicable law.
     SECTION 6.06 Exclusivity. Notwithstanding any other provision of this Agreement, except as specifically provided in Section 3.15, Section 5.01(i), Article VI and Section 8.05, any matter related to Taxes shall be governed solely by this Article VI.
     SECTION 6.07 Tax Sharing Agreements. The Seller shall cause the provisions of any agreement, arrangement or practice with respect to Taxes (including any Tax sharing agreements) between Seller, on the one hand, and Company or any of the Subsidiaries, on the other hand, to be terminated on or before the Closing Date. After the Closing Date no person shall have any rights or obligations under any such agreement, arrangement or practice with respect to Taxes.

ARTICLE VII
CONDITIONS TO CLOSING
     SECTION 7.01 Conditions to Each Party’s Obligation to Close. The respective obligations of each party to consummate the Closing shall be subject to the fulfillment, on or before the Closing Date, of the following conditions:
     (a) no statute, rule, regulation or order entered, promulgated or enacted by any Governmental Authority shall be in effect that would prohibit the consummation of the Transactions or has the effect of making them illegal;
     (b) no preliminary or permanent injunction, decree or other order shall have been issued by any Governmental Authority which prohibits the consummation of the Transactions and which is in effect at the Closing; provided, however, that in the case of any such injunction, decree or order entered against the Seller Parent, the Seller or any of the Subsidiaries, the Seller shall have, and in the case of any such injunction, decree or order entered against the Purchaser or the Purchaser Parent, the Purchaser shall have, used its commercially reasonable efforts to prevent the entry of any such injunction, decree or order and to appeal promptly any such injunction, decree or order and to appeal promptly any such injunction, decree or order that may be entered;
     (c) all applicable waiting periods under the HSR Act with respect to the transactions contemplated by this Agreement shall have expired or been terminated; and
     (d) all other Governmental Authorizations that are required to be obtained before the Closing and that are necessary to permit the consummation of the Transactions, shall have been received.
     SECTION 7.02 Conditions to the Obligation of the Seller. The obligation of the Seller to consummate the Closing shall be subject to the fulfillment, on or before the Closing Date, of the following additional conditions:
     (a) the Purchaser Parent and the Purchaser shall have duly performed and complied in all material respects with all obligations and agreements required to be performed and complied with by it under this Agreement on or before the Closing Date;
     (b) the representations and warranties of the Purchaser Parent and the Purchaser contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date as if made at and as of such date, except that any representations and warranties that are qualified by standards of materiality shall be true and correct in all respects on and as of the Closing Date as if made at and as of such date; and
     (c) the Seller shall have received a certificate signed by a senior executive officer of the Purchaser, dated as of the Closing Date, to the effect that the conditions set forth in Section 7.01(b), Section 7.02(a) and Section 7.02(b) have been satisfied.

     SECTION 7.03 Conditions to the Obligation of the Purchaser. The obligation of the Purchaser Parent and the Purchaser to consummate the Closing shall be subject to the fulfillment, on or before the Closing Date, of the following additional conditions:
     (a) the Seller Parent and the Seller shall have duly performed and complied in all material respects with all obligations and agreements required to be performed and complied with by it under this Agreement on or before the Closing Date, other than the obligations and agreements required to be performed and complied with pursuant to Section 5.10, which shall have been performed and complied with in all respects;
     (b) the representations and warranties of the Seller Parent and the Seller contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date as if made at and as of such date, except that any representations and warranties that are qualified by standards of materiality shall be true and correct in all respects on and as of the Closing Date as if made at and as of such date;
     (c) the Purchaser shall have received a certificate signed by an officer of the Seller, dated as of the Closing Date, to the effect that the conditions set forth in Section 7.01(b), Section 7.03(a) and Section 7.03(b) have been satisfied;
     (d) all third party consents, waivers and approvals, if any, disclosed on Schedule 7.03(d) shall have been received;
     (e) the Seller shall have delivered to the Parent (a) copies of the Company’s Certificate of Incorporation and the Certificate of Incorporation or Certificate of Formation, as applicable, of each Subsidiary as in effect on the Closing Date, including all amendments thereto, in each case certified by the Secretary of State or other appropriate official of its jurisdiction of incorporation, (b) a certificate from the Secretary of State or other appropriate official of their respective jurisdictions of incorporation to the effect that the Company and each of the Subsidiaries is in good standing or subsisting in such jurisdiction and listing all charter documents of the Company and such Subsidiaries on file, (c) a certificate from the Secretary of State or other appropriate official in each State in which the Company or any Subsidiary is qualified to do business to the effect that the Company or such Subsidiary is in good standing in such State, (d) a certificate as to the tax status of the Company and each Subsidiary from the appropriate official in its jurisdiction of incorporation and each State in which the Company or such Subsidiary is qualified to do business and (e) a copy of the By-Laws of the Company and each Subsidiary, certified by the Secretary of the Company and each Subsidiary as being true and correct and in effect on the Closing Date;
     (f) each of the individuals set forth on Schedule 7.03(f) shall have executed employment agreements with the Company in form and substance reasonably acceptable to the Purchaser;
     (g) the Purchaser shall have received all of the proceeds of the financings described in the commitment letter referred to in Section 4.05;
     (h) the Purchaser shall have received a non-foreign person affidavit from the Seller dated the Closing Date as required by Section 1445 of the Code;

     (i) the Purchaser shall have received true and complete copies from the Seller Parent of audited consolidated financial statements of the Company and the Subsidiaries for the twelve-month period ending June 30, 2003, the twelve-month period ending June 30, 2004 and the twelve-month period ending June 30, 2005, in form and substance reasonably satisfactory to the Purchaser, audited by a nationally recognized independent accounting firm (at the sole expense of the Seller), without any “going concern” or similar qualification and compliant with Regulation S-X promulgated under the Securities Act, and there shall have been no material change in the consolidated financial position of the Company and the Subsidiaries as of their respective date, the consolidated results of operations of the Company and the Subsidiaries for the periods covered thereby or the changes in their financial position for their respective periods reflected in such audited financial statements from the consolidated financial position of the Company and the Subsidiaries as of such dates, the consolidated results of operations of the Company and the Subsidiaries for such periods or the changes in their financial position for such periods reflected in the Financial Statements; and
     (j) the Purchaser shall have received evidence reasonably satisfactory to it that any guarantees provided by BISYS Information Solutions L.P. and BISYS Document Solutions LLC pursuant to that certain Credit Agreement, dated as of March 31, 2004, among the Seller Parent, the lenders party thereto, Fleet National Bank, JPMorgan Chase Bank, Suntrust Bank and Wachovia Bank, National Association and The Bank of New York have been terminated.
     SECTION 7.04 Waiver of Conditions. Notwithstanding the failure of any one or more of the foregoing conditions, the Purchaser may proceed with the Closing without satisfaction, in whole or in part, of any one or more of such conditions and without written waiver.
ARTICLE VIII
INDEMNIFICATION
     SECTION 8.01 Seller’s Indemnification. The Seller Parent and the Seller shall jointly and severally indemnify and hold harmless, the Purchaser Parent, the Purchaser and their respective Affiliates (including after the Closing the Company and the Subsidiaries), and their respective directors, officers, employees, partners, stockholders, members, representatives, and agents, and their respective successors and assigns (collectively, the “Purchaser Indemnified Parties”) against any and all Damages and Actions (whether involving a third party or between the parties to this Agreement) that any Purchaser Indemnified Party may suffer or become subject to as a result of, or arising out of or in connection with (i) the failure of any representation or warranty made by the Seller Parent or the Seller in this Agreement (whether or not contained in Article III) or in any certificate delivered by or on behalf of the Seller Parent or the Seller hereunder to be true and correct in all respects as of the date of this Agreement and as of the Closing Date (without giving effect to any “materiality”, “material adverse effect” or similar qualification and without giving effect to any knowledge qualification), (ii) any breach of any or covenant or agreement of the Seller Parent or the Seller contained in this Agreement, (iii) the termination of Contracts as of the Closing pursuant to Section 5.10 and any liabilities, obligations, losses, costs or expenses arising under such Contracts, (iv) the liens set forth on Schedule 8.01 or (v) the abatement of the conditions described on Schedule 3.13(d).

     SECTION 8.02 Purchaser’s Indemnification. The Purchaser and Purchaser Parent shall jointly and severally indemnify and hold harmless the Seller and its Affiliates, and their respective directors, officers, employees, partners, stockholders, members, representatives, and agents, and their respective successors and assigns (collectively, the “Seller Indemnified Parties”) against any and all Damages and Actions (whether involving a third party or between the parties to this Agreement) that any Seller Indemnified Party may suffer or become subject to as a result of, arising out of, or in connection with (i) the failure of any representation or warranty made by the Purchaser Parent or the Purchaser in this Agreement (whether or not contained in Article IV) or in any certificate delivered by or on behalf of the Purchaser hereunder to be true and correct in all respects as of the date of this Agreement and as of the Closing Date (without giving effect to any “materiality”, “material adverse effect” or similar qualification and without giving effect to any knowledge qualification), and (ii) any breach of any covenant or agreement of the Purchaser or Purchaser Parent contained in this Agreement.
     SECTION 8.03 Limitations on Amount of Damages
     (a) Notwithstanding anything to the contrary in this Agreement other than as set forth in the next sentence, neither the Seller Parent nor the Seller shall be liable for any breach of any representation or warranty made by it in this Agreement unless and until the aggregate amount of Damages incurred by the Purchaser Indemnified Parties as a result of all breaches of representations or warranties by the Seller Parent or the Seller under this Agreement exceeds an amount equal to $1,500,000 (the “Basket”); provided that, in determining whether the Purchaser Indemnified Parties are entitled to indemnification for any breach of any representation or warranty and in calculating whether the Basket has been exceeded, only individual claims or groups of related claims for Damages in excess of seventy-five thousand dollars ($75,000) (the “Minimum Claim Amount”) shall be considered; provided, further, that to the extent the amount of Damages exceeds the Basket, the Purchaser Indemnified Parties shall be entitled to recover the Basket as well as the amount of Damages in excess of the Basket. Neither the Basket nor the Minimum Claim Amount shall apply to any breach of any representation or warranty contained in Section 3.01 (Authority Relative to Agreement), Section 3.02 (Capitalization; Title to Shares), Section 3.03 (Execution and Performance of Agreement; Validity and Binding Nature), Section 3.05 (Organization, Standing and Qualification), Section 3.06 (Subsidiaries), Section 3.12 (Employee Benefit Plans), Section 3.15 (Taxes), Section 3.25 (Environmental) and Section 3.26 (No Broker) and the Basket also shall not apply to any breach of any representation or warranty contained in Section 3.10 (Intellectual Property).
     (b) Except as set forth in the next sentence, the aggregate liability of the Seller Parent and the Seller arising from misrepresentation or breach of warranty under this Agreement shall not exceed an amount equal to fifty percent (50%) of the Purchase Price (as it may be adjusted pursuant to Section 2.03)(the “Cap”). The Cap shall not apply to any breach of any representation or warranty contained in Section 3.01 (Authority Relative to Agreement), Section 3.02 (Capitalization; Title to Shares), Section 3.03 (Execution and Performance of Agreement; Validity and Binding Nature), Section 3.05 (Organization, Standing and Qualification), Section 3.06 (Subsidiaries), Section 3.15 (Taxes), Section 3.25 (Environmental) or Section 3.26 (No Broker).

     (c) Notwithstanding anything to the contrary in this Agreement other than as set forth in the next sentence, neither the Purchaser Parent nor the Purchaser shall be liable for any breach of any representation or warranty made by it in this Agreement unless and until the aggregate amount of Damages incurred by the Seller Indemnified Parties as a result of all breaches of representations or warranties by the Purchaser Parent or the Purchaser under this Agreement exceeds an amount equal to the Basket; provided that, in determining whether the Seller Indemnified Parties are entitled to indemnification for any breach of any representation or warranty and in calculating whether the Basket has been exceeded, only individual claims or groups of related claims for Damages in excess of the Minimum Claim Amount shall be considered; provided, further, that to the extent the amount of Damages exceeds the Basket, the Seller Indemnified Parties shall be entitled to recover the Basket as well as the amount of Damages in excess of the Basket. Neither the Basket nor the Minimum Claim Amount shall apply to any breach of any representation or warranty contained in Section 4.01 (Authority Relative to Agreement), Section 4.02 (Execution and Performance of Agreement; Validity and Binding Nature), Section 4.04 (Organization, Standing and Qualification) and Section 4.08 (No Broker).
     (d) Except as set forth in the next sentence, the aggregate liability of the Purchaser Parent and the Purchaser arising from misrepresentation or breach of warranty under this Agreement shall not exceed an amount equal to the Cap. The Cap shall not apply to any breach of any representation or warranty contained in Section 4.01 (Authority Relative to Agreement), Section 4.02 (Execution and Performance of Agreement; Validity and Binding Nature), Section 4.04 (Organization, Standing and Qualification) and Section 4.08 (No Broker).
     (e) Notwithstanding anything herein to the contrary, Section 8.03 shall not apply to indemnification payments with respect to Taxes.
     SECTION 8.04 Procedures
     (a) Promptly after an Indemnified Party has received notice or has knowledge of any claim or the commencement of any Action for which such party may be entitled to indemnification under this Article VIII, the Indemnified Party shall, if it believes that such claim or Action is indemnifiable by the Indemnifying Party, give the Indemnifying Party written notice of such claim or the commencement of such Action and provide the Indemnifying Party with all relevant information respecting such claim or Action that is in the possession of the Indemnified Party. Such notice shall state the nature and basis of such claim or Action and, if ascertainable, the amount in dispute under such claim or Action. In each such case, the Indemnified Party agrees to give such notice to the Indemnifying Party promptly following its receipt of notice or other knowledge of any such claim or Action; provided, however, that the failure of the Indemnified Party to give such notice shall not excuse the Indemnifying Party’s obligation to indemnify except to the extent the Indemnifying Party has suffered damage or prejudice by reason of the Indemnified Party’s failure to give or delay in giving such notice. If such notice concerns a Third Person Claim, the Indemnifying Party shall have the right to elect, at the Indemnifying Party’s sole expense, to assume the defense of such Third Person Claim; provided, however, that the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned, or delayed) before entering into any settlement, adjustment or compromise of any such Third Person Claim;

provided, further, that the Indemnifying Party shall not be entitled to assume control of such defense and shall pay the fees and expenses of counsel retained by the Indemnified Party if (i) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (ii) the claim seeks an injunction or equitable relief against the Indemnified Party; (iii) the Indemnified Party has been advised in writing by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Indemnified Party; (iv) the Indemnified Party reasonably believes an adverse determination with respect to the action, lawsuit, investigation, proceeding or other claim giving rise to such claim for indemnification would be detrimental to or injure the Indemnified Party’s reputation or future business prospects; or (vi) the Indemnifying Party failed or is failing to vigorously prosecute or defend such claim. The Indemnified Party shall have the right to elect, at such party’s sole expense, to participate in (but not control) the defense of such Third Person Claim, and to employ, at its own expense, counsel in connection with its participation therein. If the Indemnifying Party has elected not to assume the control of the defense of such Third Person Claim, or if the Indemnifying Party shall have failed after the lapse of a reasonable period of time, which shall in no event be less than 30 calendar days after receipt by the Indemnifying Party of written notice of such Third Person Claim, to assume the control of the defense of such Third Person Claim, the Indemnified Party shall be entitled to defend against the same and to employ counsel reasonably satisfactory to the Indemnifying Party, at the expense of the Indemnifying Party; provided, however, in such event, the Indemnified Party shall obtain the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned, or delayed) before entering into any settlement, adjustment or compromise of any such Third Person Claim. So long as the Indemnifying Party is reasonably contesting any such claim in good faith, the Indemnified Party shall not pay, settle or compromise any such claim. Notwithstanding the foregoing, the Indemnified Party shall have the right to pay, settle or compromise any such claim, provided that in such event it shall waive any right to indemnity therefor by the Indemnifying Party for such claim unless the Indemnifying Party shall have consented to such payment, settlement or compromise. In connection with any Third Person Claim, the Indemnified Party, or the Indemnifying Party, if it has assumed the defense of such Third Person Claim pursuant to this Section 8.04(a), shall vigorously and competently defend such Third Person Claim in good faith and the parties shall cooperate with one another in connection with the handling of such Third Person Claim, shall make available personnel, witnesses, books, and records relevant to such Third Person Claim and grant such authorizations as are necessary and reasonable to their respective agents, representatives, and counsel upon reasonable request.
     (b) If the Indemnified Party shall have any claim against the Indemnifying Party pursuant to this Section 8.04, the Indemnified Party shall deliver to the Indemnifying Party a written notice explaining the nature and amount of such claim promptly after the Indemnified Party shall know the amount of such claim.
     SECTION 8.05 Survival of Representations and Warranties. The respective representations and warranties of the parties contained in this Agreement, and the rights and obligations of the parties under this Article VIII with respect to breaches of such representations and warranties, shall survive the Closing for a period of two years, except that: (a) any claims for indemnification with respect to any breaches of representations and warranties made on or before such expiration date shall survive the Closing until final resolution thereof; (b) the representations and warranties contained in Section 3.01 (Authority Relative to Agreement), Section 3.04 (Non-Contravention), Section 3.10 (Intellectual Property), Section 3.26 (No Broker), Section 3.27 (Sufficiency of Assets), Section 4.01 (Authority Relative to Agreement), Section 4.03 (Non-Contravention), and Section 4.09 (No Broker), and the rights and obligations of the parties under this Article VIII with respect to any breaches of such representations and warranties, shall survive the Closing for a period of three years; (c) the representations and warranties contained in Section 3.12 (Employee Benefit Plans), Section 3.15 (Taxes) and Section 3.25 (Environmental Matters) shall survive the Closing for a period ending on the ninetieth (90th) day after the expiration of the applicable statute of limitations, and the rights and obligations of the parties under this Article VIII with respect to any breaches of such representations and warranties shall survive the Closing for a period ending at the same time and (d) the representations and warranties contained in Section 3.02 (Capitalization, Title to Shares), Section 3.03 (Execution and Performance of Agreement; Validity and Binding Nature), and Section 4.02 (Execution and Performance of Agreement; Validity and Binding Nature) shall survive the Closing indefinitely. No claims for indemnification for breaches of representations and warranties shall be made under Article VI or this Article VIII after the expiration of the applicable period of survival. The rights and obligations of the parties under this Article VIII with respect to breaches of covenants shall survive the Closing indefinitely.
     SECTION 8.06 Mitigation of Damages. Each Indemnified Party shall take commercially reasonable steps to mitigate any Damages in respect of which a claim could be made under this Article VIII or any other provision of this Agreement, provided such mitigation does not unreasonably disrupt the ongoing business operations of the Indemnified Party. Any costs or reasonable out of pocket expenses incurred by an Indemnified Party in connection with such mitigation shall constitute “Damages” that may be recovered by the Indemnified Party under this Article VIII. For the avoidance of doubt, the parties agree that an Indemnified Party shall not be obliged to make or pursue any claim or right it may have against an insurer or any other Person for insurance, indemnity, reimbursement or other payment.
     SECTION 8.07 Calculation of Damages. The amount of any Damages for which indemnification is provided under this Article VIII shall be computed net of (a) in the case of Section 8.01, any accruals or reserves established on the Closing Date Balance Sheet with respect to the matters to which those Damages relate and (b) any third-party insurance proceeds and recoveries in respect of third party indemnification obligations actually received by the Indemnified Party in connection with such Damages. If an Indemnified Party receives such insurance proceeds or indemnification recoveries in connection with Damages for which it has received indemnification, such party shall refund to the Indemnifying Party the amount of such insurance proceeds when received, up to the amount of indemnification received.
     SECTION 8.08 Exclusive Remedy. Except as otherwise provided below, the indemnification provided for in this Article VIII, subject to the limitations set forth herein or therein, shall be the exclusive post-Closing remedy available to any Indemnified Party in connection with any Damages arising out of the matters set forth in this Agreement or the transactions contemplated hereunder; provided, however, that nothing herein will limit in any way any such party’s (A) remedies in respect of fraud, a violation of Rule 10b-5 under the Securities Exchange Act of 1934, or an intentional and wrongful breach of a representation, warranty or covenant or (B) rights hereunder or otherwise to injunctive or other equitable relief to enforce its rights under this Agreement or otherwise in connection with the transactions contemplated hereby.
     SECTION 8.09 Limitation of Damages UNDER NO CIRCUMSTANCES SHALL THE SELLER PARENT OR THE SELLER HAVE ANY LIABILITY TO THE PURCHASER, THE PURCHASER PARENT OR ANY OF THEIR AFFILIATES UNDER THIS AGREEMENT FOR, AND THE PURCHASER, THE PURCHASER PARENT AND THEIR AFFILIATES SHALL NOT HAVE THE RIGHT TO CLAIM OR RECOVER FROM THE SELLER PARENT OR THE SELLER, ANY PUNITIVE DAMAGES, WHETHER FORESEEABLE OR UNFORESEEABLE, HOWSOEVER CAUSED OR ON ANY THEORY OF LIABILITY, EVEN IF THE SELLER PARENT OR THE SELLER HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES IN ADVANCE EXCEPT AND TO THE EXTENT THAT SUCH DAMAGES ARE AWARDED PURSUANT TO A THIRD PARTY CLAIM.
ARTICLE IX
TERMINATION AND ABANDONMENT
     SECTION 9.01 Termination and Abandonment. This Agreement may not be terminated or rescinded after completion of the Closing. This Agreement may be terminated and the Transactions may be abandoned at any time before completion of the Closing:
     (a) by mutual agreement of the Purchaser and the Seller;
     (b) by the Seller, if all of the conditions set forth in Section 7.03 shall have been complied with and performed and one or more of the conditions set forth in Section 7.01 (except for any such conditions set forth in Section 7.01 or Section 7.03 as shall not have been complied with or performed as a resulted any fault of the Purchaser Parent or the Purchaser) and Section 7.02 shall not have been complied with or performed in any material respect and such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) by the Purchaser Parent or the Purchaser on or before the Drop Dead Date, subject to the Seller’s right to extend the Drop Dead Date for a period of up to the earlier of (x) thirty (30) days or (y) the expiration of the Wachovia Commitment;
     (c) by the Purchaser, if all of the conditions set forth in Section 7.02 shall have been complied with and performed and one or more of the conditions set forth in Section 7.01 (except for any such conditions set forth in Section 7.01 or Section 7.02 as shall not have been complied with or performed as a result of any fault of the Seller Parent or the Seller) and Section 7.03 shall not have been complied with or performed in any material respect and such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) by the Seller on or before the Drop Dead Date, subject to the Purchaser’s right to extend the Drop Dead Date for a period of up to 30 days;
     (d) by either the Purchaser or the Seller, if there shall be any Law of any competent jurisdiction that makes consummation of the Transaction illegal or otherwise prohibited or if any

Order of any competent authority prohibiting the Transactions is entered and such order shall become final and non-appealable;
     (e) by the Purchaser, if there has been a Material Adverse Effect with respect to the Company;
     (f) by the Purchaser, if the amount of the Restatement Adjustment is in excess of $15,000,000; or
     (g) by either the Purchaser or the Seller pursuant to and in accordance with Section 5.13(a).
     SECTION 9.02 Effect of Termination. If this Agreement is terminated pursuant to Section 9.01 by the Purchaser, on the one hand, or the Seller, on the other hand, written notice thereof shall be given to the other party specifying the provision of Section 10.06 pursuant to which such termination is made, and this Agreement shall be terminated and there shall be no liability hereunder on the part of the Purchaser or the Seller, except that the provisions of Section 5.14 (Confidentiality), Section 9.01 (Termination and Abandonment), this Section 9.02 (Effect of Termination), Section 10.01 (Fees and Expenses), Section 10.01 (Publicity), Section 10.09 (Applicable Law), Section 10.10 (Waiver of Jury Trial) and Section 10.12 (Jurisdiction) shall survive any termination of this Agreement. Nothing in this Section 9.02 shall relieve any party of liability for any breach of this Agreement.
ARTICLE X
MISCELLANEOUS
     SECTION 10.01 Fees and Expenses
     (a) Whether or not the Closing is consummated, neither the Seller Parent or the Seller, on the one hand, nor the Purchaser Parent or the Purchaser, on the other hand, shall have any obligation to pay any of the fees and expenses of the other incident to the negotiation, preparation, and execution of this Agreement, including the fees and expenses of counsel, accountants, investment bankers and other experts. Notwithstanding the foregoing, (i) the fees and expenses of the Neutral Accountant shall be allocated as provided in Section 2.03(d)(ii), (ii) the Purchaser shall pay all filing fees under the HSR Act as provided in Section 5.06(a) and (iii) if the Agreement is terminated by the Purchaser pursuant to (A) Section 9.01(c) if the condition set forth in Section 7.03(i) has not been complied with or performed or (B) Section 9.01(f) or (C) Section 9.01(g) if the last sentence of Section 5.13(a) is applicable, then the Seller Parent shall promptly reimburse the Purchaser Parent and its Affiliates, by wire transfer of immediately available funds to accounts designated by the Purchaser Parent, for all reasonable out-of-pocket fees and expenses incurred by or on behalf of any of the Purchaser Parent and its Affiliates in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby, including the fees and expenses of counsel, accountants, investment bankers and other advisors and any commitment and other fees and expenses incurred by or on behalf of any of the Purchaser Parent and its Affiliates in connection with the Wachovia Commitment and the transactions contemplated thereby; provided that the amount of such reimbursement shall not be greater than $2,750,000, in the case of (A) or (B), and $2,000,000 in the case of (C).
     (b) Except for any fees to Bear Stearns & Co. Inc., which shall be payable by the Seller, no Person is entitled to receive from the Company, the Seller Parent, the Seller, the Purchaser Parent or the Purchaser any investment banking, brokerage or finder’s fee or fees for financial consulting or advisory services in connection with this Agreement or the Transactions. The Seller Parent and the Seller, on the one hand, and the Purchaser Parent and the Purchaser, on the other hand, shall indemnify the other and hold it harmless from and against any claims for finders’ fees or brokerage commissions in relation to or in connection with such transactions as a result of any agreement or understanding between such indemnifying party and any third party.
     SECTION 10.02 Publicity. The Seller, on the one hand, and the Purchaser, on the other hand, agree that neither they nor their respective Affiliates shall issue any press release or make any other public announcement concerning this Agreement or the Transactions without the prior written consent of the other party (which consent may not be unreasonably withheld, conditioned, or delayed). Notwithstanding the foregoing, the Seller and/or its Affiliates may make such public disclosure that it believes in good faith to be required by applicable laws, rules, regulations, or its agreements with the New York Stock Exchange, Inc., provided that the Seller shall, to the extent reasonably practicable, provide the Purchaser with advance notice of such disclosure and an opportunity to comment as to the same. Notwithstanding the foregoing, the Purchaser and its Affiliates may make such public disclosures that it believes in good faith to be required by applicable laws, rules, regulations, or its agreements with NASDAQ, provided, that the Purchaser shall, to the extent reasonably practicable, provide the Seller with advance notice of such disclosure and an opportunity to comment as to the same.
     SECTION 10.03 Amendments. This Agreement may be modified, amended or supplemented at any time by action of the Seller and the Purchaser. Without limiting the generality of the foregoing, this Agreement may only be modified, amended, or supplemented by an instrument in writing that is signed by all of the parties, except that the parties may revise or supplement their respective Schedules as provided in Section 5.13(a) without the necessity of a signed writing.
     SECTION 10.04 Section Headings and Captions. The Section headings and the captions of the Articles in this Agreement are solely for convenient reference and shall not be deemed to affect the meaning or interpretation of this Agreement.
     SECTION 10.05 Counterparts; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if such signatures were upon the same instrument. A facsimile or photocopied signature (which may be delivered by facsimile) shall be deemed to be the functional equivalent of an original for all purposes. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. No provision of this Agreement is intended to confer and shall not confer upon any Person other than the parties hereto and their respective successors and permitted assigns any rights or remedies.

     SECTION 10.06 Notices. All notices, requests, and other communications to any party in connection with this Agreement shall be in writing and delivered personally, sent by documented overnight delivery service or facsimile, and shall be given,
     If to the Seller or the Seller Parent, to:
The BISYS Group, Inc.
90 Park Avenue — 10th Floor
New York, New York 10022
Attention: General Counsel
Telephone: (212) 907-6000
Fax: (212) 907-6035
     with a copy to:
Drinker Biddle & Reath LLP
500 Campus Drive
Florham Park, New Jersey 07932-1047
Attention: Stewart E. Lavey, Esq.
Telephone: (973) 360-1100
     If to the Purchaser or Purchaser Parent, to:
Open Solutions Inc.
300 Winding Brook Drive
Glastonbury, Connecticut 06033
Attention: Thomas N. Tartaro, Esq.
                   Vice President, General Counsel & Secretary
Telephone: (860) 815-5736
Fax: (860) 815-5142
     with a copy to:
Simpson Thacher & Bartlett LLP
435 Lexington Avenue
New York, New York 10017
Attention: Peter J. Gordon, Esq.
Telephone: (212) 455-2000
Fax: (212) 455-2502
All such notices, requests, and other communications shall be deemed received on the date of receipt by the recipient if received before 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request, or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.
     SECTION 10.07 Waivers. The Seller, on the one hand, and the Purchaser, on the other hand, may, by written notice to the other: (a) extend the time for the performance of any of the obligations or other actions of the other under this Agreement; (b) waive any inaccuracies in the representations or warranties of the other contained in this Agreement or in any document delivered pursuant to this Agreement; (c) waive compliance with any of the conditions of the other contained in this Agreement; or (d) waive performance of any of the obligations of the other under this Agreement. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.
     SECTION 10.08 Entire Agreement. This Agreement, the Schedules, and the Transaction Documents executed on the Closing Date in connection with the Closing, and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, oral and written, among the parties with respect to the subject matter of this Agreement. No representation, warranty, promise, inducement, or statement of intention has been made by any party that is not embodied in this Agreement or such other documents, and none of the parties shall be bound by, or be liable for, any alleged representation, warranty, promise, inducement, or statement of intention not embodied in this Agreement or in such other documents.
     SECTION 10.09 Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made to be performed therein.
     SECTION 10.10 Waiver of Jury Trial. EACH PARTY IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.
     SECTION 10.11 Severability. If this Agreement, or any of its provisions, or the performance of any provision, is found to be illegal or unenforceable, the parties shall be excused from the performance of such portions of this Agreement as shall be found to be illegal or unenforceable without affecting the validity of the remaining provisions of this Agreement; provided, however, that the remaining provisions of this Agreement shall in their totality constitute a commercially reasonable agreement.
     SECTION 10.12 Jurisdiction. Except as otherwise set forth in this Agreement, any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought in the United States District Court for the Southern District of New York or any Supreme Court, New York County, so long as one of such courts shall have subject matter jurisdiction over such Action, and each of the parties irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts from such courts) in any such Action and irrevocably waives, to the fullest extent permitted by law any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action that is brought in any such court has been brought in an inconvenient forum. Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

Without limiting the foregoing, each party consents to the service of process on such party by delivery in the manner provided in Section 10.06, which shall be effective service of process.
     SECTION 10.13 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns; provided, that, other than by operation of law, no party may assign, delegate, or otherwise transfer any of its rights or obligations under this Agreement without the written consent of each other party; provided, further, that the Purchaser may assign its rights, interests and obligations hereunder to any direct or indirect subsidiary of the Purchaser Parent, provided that the Purchaser shall remain liable under this Agreement; and, provided, further, that no such consent shall be required for Purchaser to assign part or all of its interests in and rights to any payment obligations of Seller under this Agreement after the Closing to any entity providing financing for the transactions contemplated by this Agreement (or any refinancing of such financing) as security for such financing, provided that the Purchaser shall remain liable under this Agreement. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective administrators, successors and permitted assigns.
     SECTION 10.14 Waiver of Conflict. The Purchaser waives for itself and on behalf of the Company any right to disqualify the counsel of the Seller in connection with any dispute arising under this Agreement or any of the Transaction Documents.
     SECTION 10.15 No Right of Set-Off. No covenant, obligation, claim or liability of any party under this Agreement or any other Transaction Document shall be subject to any right of setoff.
     SECTION 10.16 Guarantee
     (a) The Purchaser Parent shall cause the Purchaser to perform all of the Purchaser’s obligations under this Agreement.
     (b) The Seller Parent shall cause the Seller to perform all of the Seller’s obligations under this Agreement.
[Signature page follows]

     IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of the day and year first above written.

OPEN SOLUTIONS INC.

By:	/s/ Carl D. Blandino

Name: Carl D. Blandino
Title: Senior Vice President and Chief Financial Officer

HUSKY ACQUISITION CORPORATION

By:	/s/ Carl D. Blandino

Name: Carl D. Blandino
Title: Secretary and Treasurer

THE BISYS GROUP, INC.

By:	/s/ Bruce D. Dalziel

Name: Bruce D. Dalziel
Title: EVP & CFO

BISYS INC.

By:	/s/ Bruce D. Dalziel

Name: Bruce D. Dalziel
Title: EVP
[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

INDEX OF SCHEDULES

Schedules	Description
1.01(a)-1	Balance Sheet

1.01(a)-2	Balance Sheet Exceptions

1.01(b)	Certain Business Employees

1.01(c)	Knowledge of the Seller

1.01(d)	Knowledge of the Purchaser

1.01(e)	Subsidiaries

3.04	Non-Contravention

3.05(c)-1	Organization of Subsidiaries

3.05(c)-2	Jurisdictions of Qualification of Subsidiaries

3.06	Shareholders Agreements, Partnership Agreements and Limited Liability Company Operating Agreements

3.08(a)	Exceptions to GAAP

3.08(b)	Liabilities

3.10(a), (b) and (c)	Intellectual Property

3.11(a)-1	Business Employees

3.11(a)-2	Business Employees on Layoff or Leave of Absence

3.11(b)	Agreements Relating to Employment

3.11(c)	Directors of the Company and Subsidiaries

3.12(a)	Employee Benefit Plans

3.13(b)	Property Leases

3.13(d)	Condition of Leased Premises

3.14(c)	Accounts Receivable Referred for Collection

3.14(d)	Inventory

3.15	Taxes

3.16	Litigation

3.17(a)	Company Contracts

3.17(b)	Affiliate Contracts

3.17(c)	Contract Defaults

3.18	Customers and Suppliers

3.19(a)	Labor Disputes

Schedules	Description
3.19(b)	EEOC, Discrimination, Harassment, or Wrongful Termination Claims

3.20	Insurance

3.21	Conduct of the Business

3.22	Third Party Consents (the Seller)

3.23(a)	Loans to or from Directors, Officers or Business Employees

3.23(b)	Intercompany Balances

3.24(b)	Governmental Authorizations

3.27	Sufficiency of Assets

3.28	Interests in Clients, Suppliers, Etc; Affiliate Transactions

3.29	Bank Accounts and Powers of Attorney

3.30	Warranty Claims

4.03	Consents

4.10	Third Party Consents (the Purchaser)

5.01(j)	Budget

5.04(b)	Assignment of Affiliate Contracts

5.04(d)	Additional Agreements

5.08(a)	Excluded Business Employees

5.10	Affiliate Agreements Not to be Terminated

5.17	Shared Assets and Services

7.03(d)	Third Party Consents

7.03(f)	Employees Executing Employment Agreements

8.01	Liens